FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Full Year Period Ended December 31, 2004

Commission File Numbers: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled “ABN AMRO reports full year 2004 results: Net profit increase of 17.3% excluding proceeds from divestments and restructuring charges”, dated February 7, 2005.
2.	Consolidated Ratio of Earnings to Fixed Charges Calculated under Dutch GAAP for Year Ended December 31, 2004

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: February 14, 2005	By:	/s/ T de Swaan

		Name:	Drs. T de Swaan
		Title:	Member of the Managing Board

	By:	/s/ H.W. Nagtglas Versteeg

		Name:	Mr H.W. Nagtglas Versteeg
		Title:	Secretary to the Managing Board

Further information can be obtained from: Press Relations: +31 20 6288900 Investor Relations: +31 20 6287835 This press release is also available on internet: www.abnamro.com

Amsterdam, 7 February 2005

ABN AMRO reports full year 2004 results:
Net profit increase of 17.3% excluding proceeds from divestments and restructuring charges Full year 2004 performance (compared with full year 2003. Figures exclude proceeds from divestments and restructuring charges. Please refer to page four of this press release for details)

  Revenues up (+4.6%) excluding US mortgage income (-0.3% including US mortgage income)
  Good cost control (+1.1%) across (S)BUs
  Provisions significantly down (-48.7%) in line with historical levels
  Full year dividend up by 5 euro cents to EUR 1.00 per share

Fourth quarter 2004 performance (compared with the third quarter of 2004. Figures exclude proceeds from divestments and restructuring charges. Please refer to page five of this press release for details)

  Revenues increase (+3.6%) across all (S)BUs
  Improved operating result (+6.7%)
  Provisions up (+84.1%) due to fewer releases and recoveries
  Net profit improves (+13.1%)

Chairman's Statement
“We achieved very good results in 2004 despite the mixed developments in the markets in which we operate. Even though economic growth was strong in the US, Brazil and Asia, we again witnessed low economic growth in Europe, in particular in the Netherlands, and a greater than expected downturn of the mortgage market in the US. We grew revenues in every business across the bank except for US mortgages, kept costs under control and benefited from our strong credit skills, which led to much lower provisions. As a consequence, our net profit increased substantially. This demonstrates once more the value of our diversified income stream.

While the near-term global economic outlook remains mixed, the strengthening of our capital base and business franchises over the past four years leaves us well positioned to create additional value for our shareholders. The refinements in our strategy, combined with our revenue and cost management initiatives, will contribute to the realisation of our targets for the next four years.”

Key figures Group results fourth quarter 2004
(in millions of euros)	quarterly							year

	Q4 2004	Q3 2004	% change	% change*	Q4 2003	% change	% change*	2004	2003	% change	% change*

Operating result	1,340	1,590	(15.7)	(16.1)	1,528	(12.3)	(10.5)	6,106	6,208	(1.6)	1.8
Provisioning loan losses	197	107	84.1	88.8	323	(39.0)	(36.8)	653	1,274	(48.7)	(47.2)
Operating profit before tax	1,143	1,480	(22.8)	(23.5)	1,201	(4.8)	(3.1)	5,451	4,918	10.8	14.7
Net profit	1,137	1,051	8.2	9.2	857	32.7	36.5	4,109	3,161	30.0	34.8
Idem excl. spec. items	948	838	13.1		857	10.6		3,707	3,161	17.3
Earnings per share (euros)	0.67	0.62	8.1		0.52	28.8		2.45	1.94	26.3
Idem excl. spec. items	0.56	0.49	14.3		0.52	7.7		2.21	1.94	13.9

Efficiency ratio	75.7%	66.4%			68.6%			69.2%	67.0%
Idem excl. spec. items	68.7%	69.6%						67.9%
(* At constant forex rates)
	31 Dec 04	30 Sep 04	% change					31 Dec 04	31 Dec 03	% change

(in billions of euros)
Total assets	608.6	637.5	(4.5)					608.6	560.4	8.6
Group capital	33.0	34.2	(3.5)					33.0	31.8	3.8
Risk-weighted assets	231.4	244.7	(5.4)					231.4	223.8	3.4
Core tier 1 ratio	6.39%	6.28%						6.39%	5.91%
BIS tier 1 ratio	8.57%	8.50%						8.57%	8.15%
BIS capital ratio	11.26%	11.31%						11.26%	11.73%

Letter to the shareholder

On behalf of the Managing Board, I am writing to you about our performance in 2004.

We achieved very good results in 2004 despite the mixed developments in the markets in which we operate. Even though economic growth was strong in the US, Brazil and Asia, we again witnessed low economic growth in Europe, in particular in the Netherlands, and a greater than expected downturn of the mortgage market in the US.

We grew revenues in every business across the bank except for US mortgages, kept costs under control and benefited from our strong credit skills, which led to much lower provisions. As a consequence, our net profit increased substantially. This demonstrates once more the value of our diversified income stream.

As our first four-year cycle, with the ambitious goals we set at the start of 2001, came to an end on 31 December 2004, I would like to take this opportunity to look back at our achievements over the past four years. Our goal was to be in the top five of our selected peer group of 20 banks, in terms of total return to shareholders, at the end of 2004.

We did not make it into the top five of our selected peer group. There are three main reasons for this. First, we faced greater challenges in the businesses over the four-year cycle than we had anticipated, and as a consequence did not generate sufficient returns. Second, we underestimated the impact of the required restructuring programmes on our businesses. And third, the targets we set were, with hindsight, too ambitious. This was all the more apparent when wholesale markets turned against us in 2001. We made the necessary adjustments in August 2001 and in subsequent years we moved up from the bottom of the peer group to 11th place at the end of the cycle.

We reached our goal in that we did many things right to achieve this improvement. As our Managing for Value principles became embedded in our organisation, we created a more focused business through selling non-core activities like LeasePlan Corporation and Bank of Asia. We also reduced and re-allocated capital from Wholesale Clients to other Business Units. We improved our efficiency ratio significantly via restructuring programmes in the Business Unit Netherlands (No Detours) and Wholesale Clients (TOPS restructuring and the outsourcing of part of our IT activities to EDS). We strengthened our consumer and commercial businesses with the creation of strong platforms in the US Midwest and southeast Brazil, by selling EAB in New York and using these proceeds to acquire Michigan National Bank, and the acquisition of Banco Sudameris in Brazil. We also developed our New Growth Markets business with, for example, the roll-out of our Van Gogh Preferred Banking concept, achieving strong organic growth in Asia. We changed our Wholesale Clients business model to a much more European-focused and client-driven franchise. We further strengthened our Business Unit Private Clients with the acquisitions of Delbrück and BethmannMaffei in Germany. In addition, we improved our capital ratios significantly and, as a policy, decided to neutralise the dilutive effect of our stock dividend. We have made progress in establishing a high performance culture and developing the leadership and management capabilities of our top talent. I therefore would like to emphasise that even though we did not reach our top five goal, we are in much better shape as an organisation than we were at the beginning of 2001. Pursuing the top five goal has made ABN AMRO a much stronger bank and all the businesses have improved their performance significantly.

Today, we have announced our plans for the coming four years. Our main target will be based on an average Return on Equity over the period 1 January 2005 – 31 December 2008. We will continue to pursue our ambition of being in the top five of our selected peer group in terms of total return to shareholders. We will communicate the exact Return on Equity target after we have published our full year 2004 results on an IFRS basis on 31 March 2005.

The gains made over the past four years have put our bank in a strong position to succeed. Our strategy plays to our strengths by focusing on areas where we have an advantage today and where we can grow faster than our competitors in the future.

We focus on those segments of our client base where we offer a distinctive service and where we capitalise on our local brand and local relationships while also leveraging our international products and brand in an efficient way. In combination with our extensive and competitive product suite and sector knowledge, it is clear that we are one of the few banks in the world that can deliver on all of these features, in many cases uniquely so. These clients are in principle our mid-market clients across all sectors, i.e. medium to large corporate clients in the Consumer & Commercial Clients and Wholesale Clients SBUs, mass affluent retail clients in the Consumer & Commercial Clients SBU and our private clients.

This mid-market franchise will be the growth engine of the Group and we have therefore created two global cross-BU segments: a consumer segment and a commercial segment. The two segment heads will drive growth by working with the Business Units that manage the mid-market segments.

Another key element of our strategy is driving more value from being one Group. The creation of a shared product organisation comprising payments and trade, to be called Transaction Banking, and the creation of a Group Services organisation that oversees all services and operations in the Business Units and in Group Shared Services, will enable us to leverage our global advantaged capabilities and increase the impact of our investments in these areas.

Our experience from the previous four years, a strategy that builds on our existing strengths, the organisational changes mentioned above, the Group Shared Services and Wholesale Clients restructuring measures (leading to at least EUR 770 mln of annual cost savings as from 2007) announced at the end of 2004, and above all our high quality people, provide a solid base for profitable growth and put us in a very good position to reach our goals during the next four years.

It is very important to emphasise that reaching our financial goals has not been, and will never be, at the expense of non-compliance with regulatory rules and regulations. Internally, we use the strength of our Corporate Values and Business Principles to guide us in executing our growth plans with integrity. Integrity and compliance are of paramount importance to us and to the entire industry, thereby helping us to live up to the role that authorities and the public expect from us. This safeguards our reputation, which is our license to operate.

While the near-term global economic outlook remains mixed, the strengthening of our capital base and business franchises over the past four years leaves us well positioned to create additional value for our shareholders. The refinements in our strategy, combined with our revenue and cost management initiatives, will contribute to the realisation of our targets for the next four years.

Yours faithfully,

Rijkman Groenink
Chairman of the Managing Board

ABN AMRO GROUP

(in millions of euros)	quarterly						year

	Q4 2004	Q3 2004	% change	% change*	Q4 2003	% change	% change*	2004	2003	% change	% change*

Net interest revenue	2,261	2,447	(7.6)	(5.0)	2,515	(10.1)	(6.8)	9,666	9,723	(0.6)	3.1
Securities and participations	1,083	284			52			1,620	269
Net commissions	1,237	1,150	7.6	10.6	1,246	(0.7)	2.7	4,750	4,464	6.4	9.7
Results financial transactions	630	556	13.3	9.0	535	17.8	16.1	2,288	1,993	14.8	14.3
Other revenue	314	302	4.0	6.6	513	(38.8)	(36.6)	1,469	2,344	(37.3)	(34.7)

Total revenue	5,525	4,739	16.6	18.6	4,861	13.7	16.7	19,793	18,793	5.3	8.5
Operating expenses	4,185	3,149	32.9	36.2	3,333	25.6	29.1	13,687	12,585	8.8	11.8

Operating result	1,340	1,590	(15.7)	(16.1)	1,528	(12.3)	(10.5)	6,106	6,208	(1.6)	1.8

Efficiency ratio	75.7%	66.4%			68.6%			69.2%	67.0%
(* At constant forex rates)

Full year 2004 versus full year 2003

Please note that all figures in the section below exclude the gains from the sale of Bank of Asia (EUR 213 mln in revenues and EUR 213 mln in net profit), the sale of LeasePlan Corporation (EUR 838 mln in revenues and EUR 844 mln in net profit), the Group Shared Services (GSS) and Wholesale Clients SBU (WCS) restructuring charges (EUR 790 mln in operating expenses and EUR 538 mln in net profit) and the expected cost of buying off the 2005 profit sharing arrangements under the currently negotiated new collective labour agreement in the Netherlands (EUR 177 mln in operating expenses and EUR 117 mln in net profit).

The adjusted figures for 2004 can be summarised as follows:

(in millions of euros)	2004						2003

	Including	BoA	LPC	Restr.	CLA	Excluding		% change

Net interest revenue	9,666					9,666	9,723	(0.6)
Securities and participations	1,620	213	838			569	269	111.5
Net commissions	4,750					4,750	4,464	6.4
Results financial transactions	2,288					2,288	1,993	14.8
Other revenue	1,469					1,469	2,344	(37.3)

Total revenue	19,793					18,742	18,793	(0.3)
Operating expenses	13,687			(790)	(177)	12,720	12,585	1.1

Operating result	6,106					6,022	6,208	(3.0)
Provisioning loan losses	653					653	1,274	(48.7)
Taxes	1,071		6	252	60	1,389	1,503	(7.6)
Minority interests	271					271	254	6.7
Net Profit	4,109	213	844	(538)	(117)	3,707	3,161	17.3

Efficiency ratio	69.2%					67.9%	67.0%

The analysis below refers to these adjusted figures.

Revenues
Revenues for 2004 were up by 4.6%, excluding the mortgage income in the BU North America (BU NA) for both 2003 and 2004. The revenue increase was due to revenue growth in all other Business Units (BUs).

In terms of the various revenue lines:
-	Net interest revenue was down slightly. Increased interest revenue in particular in the BU Brazil, BU Private Clients and the Corporate Centre largely made up for a significant drop in WCS interest revenues. Net interest revenue in WCS was impacted by a lower contribution from the BU Financial Markets (BU FM) in particular and to a lesser extent lower income in the BU Working Capital (BU WoCa).
-	Revenues from securities and participations increased by EUR 300 mln, mainly as a result of the proceeds from the sale of our stake in Bank Austria (EUR 115 mln) and the sale of the Executive Relocation Company in the BU NA (EUR 73 mln).
-	Net commissions rose by 6.4% due to increases in the BU Brazil, BU Private Clients, BU New Growth Markets (BU NGM), BU Asset Management (BU AM) and the BU Netherlands (BU NL).
-	The increase in results from financial transactions was due to improved performances of the BU FM, BU Private Equity and BU Equities in WCS. The BU FM and BU Equities benefited from higher client revenues and better trading conditions. The BU Private Equity benefited from more exit opportunities and lower write-offs.

-	Other revenue decreased by EUR 875 mln, mainly due to the decline in mortgage income in the BU NA.

Expenses
Operating expenses increased by 1.1% from EUR 12,585 mln in 2003 to EUR 12,720 mln in 2004. Cost reductions in the BU NA and the BU NL partly offset increases in the other BUs. The BU Brazil showed the greatest increase as a result of the integration of Banco Sudameris, the 15.4% salary increase as part of the collective labour agreement from October 2003 and the 8.5% salary increase as part of the collective labour agreement from October 2004.

Operating result
The 3.0% decrease in operating result was due to the EUR 703 mln decline in the BU NA as a result of the decrease in mortgage revenues and the depreciation of the US dollar. It is worth noting that the other lines of business in the BU NA showed an increase in revenues. The strong growth in the BU Private Clients, BU NGM, Bouwfonds, BU AM and the Corporate Centre nearly made up for this considerable decline in the BU NA.

Provisioning
Provisioning came down strongly during the year due to credit costs coming down in all BUs, with the exception of the BU NGM and Bouwfonds. WCS, and the BU NA in particular, benefited from an improvement in the quality of the credit portfolio as well as from releases and recoveries.

Tax
The effective tax rate for the Group was more favourable in 2004, declining from 30.6% in 2003 to 19.6% in 2004. This was mainly the result of lower effective tax rates in WCS and the BU Brazil.

Net profit
Net profit in 2004 increased by 17.3% to EUR 3,707 mln with nearly all BUs contributing to this improvement.

Dividend
We will propose to the general meeting of shareholders to declare a full year dividend of EUR 1.00 per ordinary share for 2004, which is an increase of five euro cents compared with 2003. Looking forward, our reported results will be more volatile under IFRS, but we will strive to at least maintain a stable dividend with the aim of increasing it over time to reflect improved underlying earnings.

Capital ratios
The tier 1 ratio at 31 December 2004 was 42 basis points higher at 8.57% . The core tier 1 ratio improved by 48 basis points to 6.39% . The total BIS ratio stood at 11.26%, a decrease of 47 basis points. It is worth noting that the gearing ratio improved to 25.4% . It should also be noted that the capital ratios are calculated on a full cash basis, in line with the rules of the Dutch Central Bank, as we are committed to neutralising the dilutive effect of the final dividend for 2004.

Fourth quarter 2004 versus third quarter 2004

Please note that all figures in the section below exclude the gains from the sale of Bank of Asia (EUR 213 mln in revenues and EUR 213 mln in net profit), the sale of LeasePlan Corporation (EUR 838 mln in revenues and EUR 844 mln in net profit), the GSS and WCS restructuring charges (EUR 790 mln in operating expenses and EUR 538 mln in net profit) and the expected cost of buying off the 2005 profit sharing arrangements under the currently negotiated new collective labour agreement in the Netherlands (EUR 177 mln in operating expenses and EUR 117 mln in net profit).

The adjusted figures for the fourth quarter of 2004 can be summarised as follows:

(in millions of euros)	Q4 2004					Q3 2004

	Including	LPC	Restr.	CLA	Excluding	Including	BoA	Excluding	% change

Net interest revenue	2,261				2,261	2,447		2,447	(7.6)
Securities and participations	1,083	838			245	284	213	71
Net commissions	1,237				1,237	1,150		1,150	7.6
Results financial transactions	630				630	556		556	13.3
Other revenue	314				314	302		302	4.0

Total revenue	5,525				4,687	4,739		4,526	3.6
Operating expenses	4,185		(790)	(177)	3,218	3,149		3,149	2.2

Operating result	1,340				1,469	1,590		1,377	6.7
Provisioning loan losses	197				197	107		107	84.1
Taxes	(62)	6	252	60	256	369		369	(30.6)
Minority interests	68				68	60		60	13.3
Net Profit	1,137	844	(538)	(117)	948	1,051	213	838	13.1

Efficiency ratio	75.7%				68.7%	66.4%		69.6%

The analysis below refers to these adjusted figures.

Revenues
Revenues went up by 3.6% due to an increase in revenues in all BUs, despite the deconsolidation of LeasePlan Corporation as of 1 November 2004.

In terms of the various revenue lines:
-	Net interest revenue decreased by 7.6% mainly due to lower contributions from WCS, the BU NA and the BU Brazil. WCS was impacted by lower interest revenues from the BU FM and the BU WoCa. The BU NA’s interest revenues decreased as a result of lower volumes of mortgages held for sale.
-	Revenues from securities and participations increased by EUR 174 mln due to the sale of the Executive Relocation Company (EUR 73 mln) in the BU NA, improved contributions from our Italian participations (booked in the Corporate Centre) and the sale of the domestic custody business (EUR 46 mln) in WCS.
-	Net commissions went up by 7.6% due to increases in WCS, the BU Private Clients, BU NL and the BU AM. The higher commission income in WCS was the result of the improved contribution of all BUs.
Commission income in the BU Equities increased on the back of higher client activity and in the BU FM due to a strong performance of the Credit Markets business. The BU Private Clients and the BU AM benefited from a recovery in world financial markets. The increased commission income in the BU NL was the result of new product launches and the introduction of service charges for retail clients.
-	The increase in results from financial transactions was mainly due to higher US dollar hedge results in the Corporate Centre and higher results in the BU Brazil.
-	Other revenue was more or less unchanged.

Expenses
Operating expenses went up by 2.2%, mainly due to higher costs in WCS, as bonus accruals were brought in line with improved results.

Operating result
The operating result improved by 6.7% . The higher results of the BU Brazil, BU NL, BU Private Clients and BU AM, as well as the Corporate Centre more than offset the declines in WCS and the BU NGM.

Provisioning
Provisioning went up from EUR 107 mln to EUR 197 mln, mainly due to increases in WCS, Bouwfonds and the Corporate Centre. The increase in WCS was the result of provisioning levels returning to more normal levels due to fewer releases of provisions.

Tax
The effective tax rate came down from 29.1% to 20.1% mainly due to tax exempt private equity gains and tax credits in WCS and the release of deferred tax liabilities in the Corporate Centre. The latter is the result of the reduction in the Dutch corporate tax rate from 34.5% to 31.5% as from 1 January 2005.

Net profit
Net profit increased by 13.1% to EUR 948 mln. The main contributors to the increase were the BU Brazil, BU Private Clients, BU NL, BU AM and the Corporate Centre.

Risk-weighted assets
Risk-weighted assets (RWA) came down significantly to EUR 231.4 bln, mainly due to the sale of LeasePlan Corporation.

Recent Developments
On 25 October 2004, the BU AM announced it signed a letter of intent with Equity Trust regarding the sale of ABN AMRO Trust and Management Service Companies. This sale is in line with the BU AM’s ambition to focus on its core activities. The sale is expected to be completed by the end of the second quarter of 2005.

In October 2004, WCS implemented a number of changes to simplify the organisation and focus on opportunities for growing wholesale banking revenues through the development of new products and cross product synergies. The simplification has led to the creation of three BUs: Global Clients, Global Markets and WCS Services. As communicated on 16 December 2004, a number of staff changes are being made to reflect this refinement which will lead to a staff reduction of approximately 1,350 FTEs. Approximately 250 new FTEs will be employed to reflect the new business profile, leading to a net reduction of 1,100 FTEs. This led to a gross charge of EUR 275 mln (including a EUR 44 mln charge for fixed assets) in the fourth quarter. The expected cost savings related to the WCS refinement amount to EUR 170 mln per year as of 2007.

ABN AMRO announced on 4 November 2004 that it finalised the sale of LeasePlan Corporation to a consortium of investors led by Volkswagen Group. LeasePlan Corporation has been deconsolidated as from 1 November 2004. The agreement for the sale and purchase of LeasePlan Corporation was previously announced on 21 April 2004.

On 16 December 2004, ABN AMRO also announced the acceleration and broadening of the GSS programme. EUR 515 mln of GSS costs have been covered as a one-off charge in 2004. The costs for future programmes of EUR 355 mln will run through the P&L in 2005-2007. The total costs of the GSS initiatives are EUR 146 mln more than indicated in the presentation following the publication of the half year results 2004. The increase in the costs relating to the GSS action tracks is due to activities relating to the real estate programme. This will lead to additional savings of EUR 100 mln in 2005 and EUR 300 mln in 2006. The impact on the 2005 P&L is therefore positive instead of slightly negative as earlier announced. The expected cost savings related to the GSS action tracks will increase from the earlier announced EUR 500 mln to at least EUR 600 mln per year as of 2007. To further drive the advantages of being one Group, we have created a new platform, Group Services, which will consist of Group Shared Services and the services and operations of the various (S)BUs.

ABN AMRO and a combination of four Dutch trade unions (FNV Bondgenoten, De Unie, Dienstenbond CNV and BBV) are in the process of reaching consensus on a new collective labour agreement for the nearly 27,000 employees of the bank in the Netherlands. The main points of the agreement will be the implementation of performance-based pay and employability arrangements. The bank has taken a charge of EUR 177 mln (in the Corporate Centre) which is the expected cost of buying off the 2005 profit sharing arrangements under the currently negotiated new collective labour agreement in the Netherlands.

On 31 December 2004, the BU AM sold the defined contribution pension administration business (401K) in the US to Principal Financial Group. The business was sold after a strategic review, in which it was concluded that the 401K business did not provide a strong strategic fit with the overall strategy of the BU AM. The sale is therefore in line with ABN AMRO’s strategy to concentrate on its core activities.

ABN AMRO created a separate legal entity to encompass all global asset management activities. As at 1 January 2005, the new holding company, ABN AMRO Asset Management Holding N.V. took over the shares of the legal entities in which asset management activities are organised. The incorporation generates legal and fiduciary benefits for the BU AM including cost savings, greater transparency in client relations and increased cost control.

On 5 January 2005, ABN AMRO announced that it received the final 25% of Bouwfonds shares that were still held by Dutch municipal authorities. ABN AMRO now owns all Bouwfonds shares. ABN AMRO also announced that it will exercise its right, on 1 April 2005, to acquire the Bouwfonds cumulative preference shares issued to Dutch municipal authorities and Bank Nederlandse Gemeenten. On that date, ABN AMRO will also gain full legal control of Bouwfonds, in addition to the full economic interest acquired in 2000.

The results published today are the last results determined according to Dutch Accounting Principles. From 1 January 2005, the bank, along with other listed companies in Europe, will report its results according to International Financial Reporting Standards (IFRS). Our first quarter IFRS results will be available on 27 April 2005. Prior to this, on 31 March 2005, we are planning to provide a summary of the key issues that will impact us as a result of IFRS and summarised financial statement data for 2004.

THE CONSUMER & COMMERCIAL CLIENTS SBU

(in millions of euros)	quarterly							year

	Q4 2004	Q3 2004	% change	% change*	Q4 2003	% change	% change*	2004	2003	% change	% change*

Net interest revenue	1,729	1,771	(2.4)	0.6	1,828	(5.4)	(1.6)	6,980	6,867	1.6	6.0
Net commissions	457	439	4.1	7.5	392	16.6	21.7	1,763	1,531	15.2	20.8
Results financial transactions	56	31	80.6	87.1	54	3.7	9.3	173	242	(28.5)	(22.7)
Other revenue	292	412	(29.1)	(25.5)	327	(10.7)	(5.2)	1,359	1,946	(30.2)	(26.1)

Total revenue	2,534	2,653	(4.5)	(1.3)	2,601	(2.6)	1.7 10,275		10,586	(2.9)	1.6
Operating expenses	1,980	1,571	26.0	29.6	1,733	14.3	18.5	6,766	6,460	4.7	9.0

Operating result	554	1,082	(48.8)	(46.2)	868	(36.2)	(31.8)	3,509	4,126	(15.0)	(10.0)
Provisioning loan losses	157	127	23.6	26.8	214	(26.6)	(23.4)	583	815	(28.5)	(25.9)
Value adj. fin. fixed assets	0	0			0			(1)	3

Operating profit before taxes	397	955	(58.4)	(55.9)	654	(39.3)	(34.6)	2,927	3,308	(11.5)	(6.0)
Taxes	103	249	(58.6)	(63.9)	169	(39.1)	(45.6)	805	1,093	(26.3)	(23.7)

Profit after taxes	294	706	(58.4)	(53.1)	485	(39.4)	(30.7)	2,122	2,215	(4.2)	2.8
Minority interests	8	11	(27.3)	(27.3)	11	(27.3)	(27.3)	50	27	85.2	92.6

Net profit	286	695	(58.8)	(53.5)	474	(39.7)	(30.8)	2,072	2,188	(5.3)	1.6

Sale Bank of Asia		213						213
One-off charge	(352)							(352)
Taxes one-off charge	122							122

Net profit excl. spec. items	516	482	7.1		474	8.9		2,089	2,188	(4.5)

Efficiency ratio	78.1%	59.2%			66.6%			65.8%	61.0%
Idem excl. spec. items	64.2%	64.4%						63.7%
(* At constant forex rates)

	31 Dec 04	30 Sep 04	% change					31 Dec 04	31 Dec 03	% change

Staff (fte)	70,029	70,376	(0.5)					70,029	77,369	(9.5)
(in billions of euros)
Total assets	216.4	220.6	(1.9)					216.4	220.9	(2.0)
Risk-weighted assets	145.7	148.3	(1.8)					145.7	141.4	3.0

Full year 2004 versus full year 2003

Please note that all figures in the section below exclude the gains from the sale of Bank of Asia (EUR 213 mln in revenues and EUR 213 mln in net profit), the GSS restructuring charge (EUR 352 mln in operating expenses and EUR 230 in net profit), the gain from the disposal of Executive Relocation Company (ERC) (EUR 73 mln in revenues and EUR 43 mln in net profit) in 2004 and the non-recurring income booked in the BU NL in 2003 (EUR 111 mln in revenues and EUR 111 mln in net profit from the sale of the insurance business to a joint venture with Delta Lloyd and EUR 120 mln in revenues and EUR 79 mln in net profit related to the release of net interest income retained in the Amstel securitisation programme).

The adjusted figures (with the percentage change at constant exchange rates) for 2004 can be summarised as follows:

Total revenue	EUR	9,989	mln	(+	1.0%)
Operating expenses	EUR	6,414	mln	(+	3.5%)
Operating result	EUR	3,575	mln	( -	3.1%)
Provisions	EUR	583	mln	( -	25.9%)
Taxes	EUR	897	mln	( -	12.0%)
Net profit	EUR	2,046	mln	(+	10.0%)

The analysis below refers to these adjusted figures.

Revenues
Revenues rose by 1.0% . Excluding the US mortgage revenues in both years, revenues increased by 10.2% . All BUs posted an increase in revenues, except for the BU NA as the growth of the commercial and retail banking franchise only partly offset the decline in mortgage revenues. The BU Brazil (EUR 400 mln) was the largest contributor to the revenue increase as a result of the consolidation of Banco Sudameris and of the robust growth of the retail banking activities of ABN AMRO Banco Real. The revenues of the BU NGM rose by EUR 153 mln underpinned by the rapid expansion of the franchise in India and Greater China.
Bouwfonds (EUR 127 mln) benefited from high levels of mortgage refinancing and from the sale of residential properties. Despite a slow economic environment and margin compression, the BU NL posted a EUR 88 mln revenue increase. This was driven by volume growth in savings and consumer loans, the introduction of service fees and the placement of EUR 1.8 bln of structured notes.

In terms of individual revenues lines:
-	Net interest revenue was up (+7.9%) due to the consolidation of Banco Sudameris, the ongoing growth of the commercial and retail loan portfolios in the BU Brazil, margin gains in Bouwfonds and higher ALM income in the BU NA. The loan portfolio grew strongly in the BU Brazil (+25.1%) driven by personal and SME loan growth. Loan demand also firmed up in the BU NA, supported by growth in the corporate commercial portfolio (+5.2%) and growth of the home equity credit lines (+37.4%).
-	Commissions rose sharply (+20.8%) driven by higher service fees and loan growth in the BU Brazil, the sale of investment products, insurance products and other wealth management/investment products in the BU NGM, as well as the successful product launches of the BU NL.
-	Results from financial transactions declined (-22.7%) due to lower broker dealer activity in the BU NA and the negative impact of higher interest rates on treasury results in the BU Brazil.
-	Other revenues fell by 37.8% as a result of the decline in mortgage revenues in the BU NA.

Expenses
Operating expenses grew by 3.5% mainly due to investments in our growth markets. The BU Brazil was the largest contributor to the increase due to the consolidation of Banco Sudameris, integration costs and the increase in salaries as a result of the collective labour agreements in the third quarter of 2003 and the third quarter of 2004. Investments were made in the BU NGM and in Bouwfonds to support the further growth of these activities. This development was partly offset by good cost control in the BU NL (- EUR 107 mln) and in the BU NA (- EUR 36 mln). The decrease in costs in the BU NL was driven by lower pension costs and a lower number of Full Time Equivalents (FTEs).

Operating result
The operating result decreased by 3.1% and the efficiency ratio increased by two percentage points to 63.9% .

Provisioning
Provisioning decreased to 40 basis points of average RWA from 57 basis points. This development was primarily due to lower gross provisions and higher recoveries in the commercial banking portfolio of the BU NA. In addition, the improvement of macro-economic conditions led to a significant decline in delinquency rates in all segments of the portfolio in the BU Brazil, a development further enhanced by the results of upgraded credit scoring and collection systems. Provisioning increased in the BU NGM primarily due to the absence of recoveries in the portfolio of Bank of Asia compared with 2003.

Taxes
Taxes decreased by 12.0% and the effective tax rate decreased to 30.0% . This was due to a lower operating result in the BU NA and to a lower effective tax rate in particular in Brazil.

Net profit
Resilience of revenues, good cost control and a decline in provisions led to a 10.0% increase in net profit. This was achieved despite a sharp fall in mortgage revenues and illustrates the growth potential of the C&CC franchise.

Fourth quarter 2004 versus third quarter 2004

Please note that all figures in the section below exclude the gains from the sale of Bank of Asia (EUR 213 mln in revenues and EUR 213 mln in net profit) in the third quarter, and the GSS restructuring charge (EUR 352 mln in operating expenses and EUR 230 mln in net profit) and the gain from the disposal of ERC (EUR 73 mln in revenues and EUR 43 mln in net profit) in the fourth quarter of 2004.

The adjusted figures (with the percentage change at constant exchange rates) for the fourth quarter of 2004 can be summarised as follows:

Total revenue	EUR	2,461	mln	(+	4.3%)
Operating expenses	EUR	1,628	mln	(+	7.2%)
Operating result	EUR	833	mln	( -	0.9%)
Provisions	EUR	157	mln	( +	26.8%)
Taxes	EUR	195	mln	( -	26.9%)
Net profit	EUR	473	mln	(+	5.8%)

The analysis below refers to these adjusted figures.

Revenues
Revenues increased by 4.3% driven by the BU Brazil (EUR 33 mln), BU NL (EUR 30 mln) and Bouwfonds (EUR 22 mln). In the BU NL, the revenue increase was led by volume growth in the consumer finance and SME loan portfolio, and the introduction of retail banking service fees. In Bouwfonds, income related to the property development activities increased. In the BU Brazil, loan growth accelerated while spreads were stable in line with the increase in the SELIC rate.

In terms of individual revenue lines:
-	Net interest revenue (+0.6%) was underpinned by retail and SME loan growth in all regions. In the BU NA, higher spreads combined with loan growth in the commercial and retail loan portfolios offset the negative impact of lower volumes of mortgages held for sale.
-	Commissions (+7.5%) increased as a result of new product launches and the introduction of service fees for retail clients in the BU NL.
-	Results from financial transactions (+87.1%) went up due to higher treasury results in the BU Brazil.
-	Other revenues (+17.6%) increased as a result of a rise in property development income in Bouwfonds and higher insurance income in the BU Brazil.

Expenses
Operating expenses increased by 7.2% partly due to the absence in the fourth quarter of the release of the EUR 16 mln cost provision in the BU NL booked in the third quarter. In addition, staff costs were up in Bouwfonds due to higher bonus accruals, and in the BU NGM as a result of investments to grow our franchise.

Operating result
The operating result was stable and the efficiency ratio increased by 1.8 percentage points to 66.2% .

Provisions
Provisions amounted to 89 basis points of average RWA compared with 70 basis points in the third quarter. This increase was primarily driven by higher provisioning in Bouwfonds.

Business Unit Netherlands

	quarterly					year

(in millions of euros)	Q4 2004	Q3 2004	% change	Q4 2003	% change	2004	2003	% change

Net interest revenue	646	632	2.2	766	(15.7)	2,521	2,604	(3.2)
Net commissions	172	156	10.3	141	22.0	632	579	9.2
Results financial transactions	10	7	42.9	6	66.7	35	24	45.8
Other revenue	0	3		(3)		13	137	(90.5)

Total revenue	828	798	3.8	910	(9.0)	3,201	3,344	(4.3)
Operating expenses	896	588	52.4	656	36.6	2,699	2,519	7.1

Operating result	(68)	210		254		502	825	(39.2)
Provisioning loan losses	47	44	6.8	69	(31.9)	201	246	(18.3)
Value adj. fin. fixed assets	0	0		0		0	2

Operating profit before taxes	(115)	166		185		301	577	(47.8)
Taxes	(46)	57		63		94	159	(40.9)

Profit after taxes	(69)	109		122		207	418	(50.5)
Minority interests	0	0		1		0	3

Net profit	(69)	109		121		207	415	(50.1)

One-off charge	(287)					(287)
Taxes one-off charge	99					99

Net profit excl. spec. items	119	109	9.2	121	(1.7)	395	415	(4.8)

Efficiency ratio	108.2%	73.7%		72.1%		84.3%	75.3%
Idem excl. spec. items	73.6%					75.4%

	31 Dec 04	30 Sep 04	% change			31 Dec 04	31 Dec 03	% change

Staff (fte)	19,846	20,360	(2.5)			19,846	21,417	(7.3)
(in billions of euros)
Risk-weighted assets	55.7	54.9	1.5			55.7	52.6	5.9

Full year 2004 versus full year 2003

Please note that all figures in the section below exclude the gain from the sale of the insurance business to a joint venture with Delta Lloyd (EUR 111 mln in revenues and EUR 111 mln in net profit), the higher net interest revenue related to the release of retained credit spreads which served as first loss credit protection in the Amstel securitisation programme (EUR 120 mln in revenues and EUR 79 mln in net profit) in 2003 and the GSS restructuring charge (EUR 287 mln in operating expenses and EUR 188 mln in net profit) in the fourth quarter of 2004.

The adjusted figures for 2004 can be summarised as follows:

Total revenue	EUR	3,201 mln	(+ 2.8%)
Operating expenses	EUR	2,412 mln	(- 4.2%)
Operating result	EUR	789 mln	(+32.8%)
Provisions	EUR	201 mln	(- 18.3%)
Taxes	EUR	193 mln	(+63.6%)
Net profit	EUR	395 mln	(+75.6%)

The analysis below refers to these adjusted figures.

Revenues

Despite the weak economy in the Netherlands, revenues grew by 2.8% to EUR 3,201 mln.

In terms of the various revenue lines:
-	Net interest revenue increased by 1.5% to EUR 2,521 mln, as volume growth of asset and liability products more than compensated for lower margins. Volumes in retail savings rose as a result of increased sales efforts and an improved internet offering. This resulted in a higher market share, which now stands at 20%. Margins on liability products were under pressure as, due to client preferences, the growth in lower margin savings accounts outpaced the growth of higher margin current accounts. In terms of assets, the BU NL reported higher volumes in consumer loans resulting in a rise in market share in consumer credit. The volume increase in consumer loans partly offset the negative effect of lower margins. Furthermore, net interest income decreased due to the flattening yield curve in 2004 and the repricing of maturing high yielding assets at lower levels.

-	Commission income rose by 9.2% to EUR 632 mln, mainly due to higher payment commissions resulting from the introduction of service fees in the second half of 2004. In addition, commissions from securities were supported by successful product placements such as the Yield Discovery Note and the GURU Note. The total size of structured product placements in 2004 was EUR 1.8 bln. This is the result of the structured approach towards realising revenue synergies across the BUs.

Expenses
The BU NL continued its good cost control. Operating expenses declined by 4.2% to EUR 2,412 mln driven by lower staff costs as a result of lower pension costs and a lower number of FTEs. Administrative expenses were down due to lower information technology costs.

Operating result
The operating result increased by EUR 195 mln to EUR 789 mln. The efficiency ratio improved by 5.6 percentage points to 75.4% .

Provisions
Provisions were down by EUR 45 mln to EUR 201 mln (or 37 basis points of average RWA). The improvement was mainly driven by a broad-based improvement in the credit quality of the retail portfolio. On the commercial side, most of the improvement was caused by lower provisioning for the SME portfolio.

Net profit
Net profit increased strongly by 75.6% to EUR 395 mln.

The number of staff went down by 1,571 full time equivalents (FTEs) mainly as a result of the transfer of the European Payment Center (EPC), HR Services and the ABN AMRO Academy to GSS. These transfers were cost neutral in 2004.

Fourth quarter 2004 versus third quarter 2004

Please note that all figures in the section below exclude the release of a cost provision in the third quarter of 2004 (EUR 16 mln in operating expenses and EUR 11 mln in net profit) and the GSS restructuring charge (EUR 287 mln in operating expenses and EUR 188 mln in net profit) in the fourth quarter of 2004.

The adjusted figures for the fourth quarter of 2004 can be summarised as follows:

Total revenue	EUR	828 mln	(+3.8%)
Operating expenses	EUR	609 mln	(+0.8%)
Operating result	EUR	219 mln	(+12.9%)
Provisions	EUR	47 mln	(+6.8%)
Taxes	EUR	53 mln	(+ 1.9%)
Net profit	EUR	119 mln	(+21.4%)

The analysis below refers to these adjusted figures.

Revenues
Revenues were up by 3.8% to EUR 828 mln, as the higher client satisfaction levels started to have a positive effect on market shares.

In terms of the various revenue lines:
-	Net interest income rose 2.2% to EUR 646 mln. Volumes in consumer loans, commercial loans and current accounts increased. Savings volumes remained stable and margins for savings products remained under pressure due to strong competition. This reduction in margins was partly compensated by a strong growth in higher margin products on the asset side, such as consumer finance loans.
-	Net commissions grew by 10.3% to EUR 172 mln. New product launches resulted in higher commission on securities. Following the introduction of service charges for commercial clients in the third quarter, selective introduction of service charges for the consumer segment was introduced in the fourth quarter. This led to an increase in commissions for domestic payments. It is expected that as a result of the new servicing fees, customers will migrate to lower cost channels such as internet banking. This may have a slight negative effect on future domestic payment commissions, but should have a positive effect on costs. Following the introduction of the product packaging strategy, the percentage of new customers who start their banking relationship with the BU NL on a fully packaged basis increased from 10% to 75%.

Expenses
Operating expenses went up by EUR 5 mln to EUR 609 mln. The rise in expenses was mainly driven by higher marketing costs and investments in information technology. Total costs in 2005 are expected to go up marginally because of new business initiatives and implementation costs for GSS.

Operating result
As a result of the 3.8% rise in revenues and the almost flat cost level, the operating result showed a considerable improvement, rising by 12.9% to EUR 219 mln and the cost income ratio improved 2.1 percentage points to 73.6% .

Provisions
Total provisions were up EUR 3 mln to EUR 47 mln (or 34 basis points of average RWA). RWA went up 1.5% as a result of higher lending activity.

Taxes
Taxes went up by 1.9% to EUR 53 mln as a result of the higher operating profit. The effective tax rate for the BU NL was 30.8% .

Net profit
Net profit increased strongly by 21.4% to EUR 119 mln.

Strategic initiatives and client satisfaction
The BU NL’s aspiration is to become the primary bank for all its customers by delivering services that make a real difference, are always personal, and are available through every channel. The BU NL’s key competitive advantage lies with affluent individuals and medium-sized enterprises.

In the fourth quarter, the BU NL further improved its value proposition for these target clients. Preferred Banking clients and Young Professional clients now have direct access to their account managers in evening hours. The BU NL also started to use Customer Relationship Management tools to personalise web pages and ATM messages for individual customers in the mass affluent segment.

These initiatives and other improvements in the product offering and service resulted in an upward trend in client satisfaction for all customer segments in 2004. In the fourth quarter, client satisfaction levels of the BU NL’s mass affluent segment increased significantly. Client satisfaction levels for mass retail customers stabilised at a high level, showing the limited impact of an increase in service fees. Client satisfaction for commercial clients also improved further in the fourth quarter.

Business Unit North America

(in millions of euros)	quarterly							year

	Q4 2004	Q3 2004	% change	% change*	Q4 2003	% change	% change*	2004	2003	% change	% change*

Net interest revenue	540	573	(5.8)	1.9	556	(2.9)	6.5	2,266	2,377	(4.7)	4.2
Net commissions	146	157	(7.0)	0.6	146	0.0	9.6	610	603	1.2	10.8
Results financial transactions	23	27	(14.8)	(7.4)	31	(25.8)	(19.4)	106	152	(30.3)	(23.7)
Other revenue	132	70	88.6	107.1	209	(36.8)	(29.7)	593	1,373	(56.8)	(52.7)

Total revenue	841	827	1.7	10.3	942	(10.7)	(1.9)	3,575	4,505	(20.6)	(13.2)
Operating expenses	556	487	14.2	24.2	570	(2.5)	7.5	2,092	2,258	(7.4)	1.4

Operating result	285	340	(16.2)	(9.7)	372	(23.4)	(16.4)	1,483	2,247	(34.0)	(27.8)
Provisioning loan losses	30	21	42.9	52.4	68	(55.9)	(51.5)	105	306	(65.7)	(62.7)

Operating profit before taxes	255	319	(20.1)	(13.8)	304	(16.1)	(8.6)	1,378	1,941	(29.0)	(22.3)
Taxes	75	87	(13.8)	(6.9)	85	(11.8)	(3.5)	429	674	(36.4)	(30.3)

Profit after taxes	180	232	(22.4)	(16.4)	219	(17.8)	(10.5)	949	1,267	(25.1)	(18.1)
Minority interests	1	1			0			3	1

Net profit	179	231	(22.5)	(16.5)	219	(18.3)	(11.0)	946	1,266	(25.3)	(18.2)

One-off charge	(61)							(61)
Taxes one-off charge	21							21

Net profit excl. spec. items	219	231	(5.2)		219	0.0		986	1,266	(22.1)

Efficiency ratio	66.1%	58.9%			60.5%			58.5%	50.1%
Idem excl. spec. items	58.9%							56.8%
(* At constant forex rates)

	31 Dec 04	30 Sep 04	% change					31 Dec 04	31 Dec 03	% change

Staff (fte)	17,159	17,678	(2.9)					17,159	19,356	(11.4)
(in billions of euros)
Risk-weighted assets	53.7	57.6	(6.8)					53.7	55.3	(2.9)

Full year 2004 versus full year 2003

Please note that all figures in the section below exclude the gain from the disposal of ERC (EUR 73 mln in revenues and EUR 43 mln in net profit) and the GSS restructuring charge (EUR 61 mln in operating expenses and EUR 40 mln in net profit) in the fourth quarter of 2004, the additions to the mortgage liability reserve in both years (USD 123 mln in revenues and USD 76 mln in net profit in 2004 and USD 73 mln in revenues and USD 45 mln in net profit in 2003) as well as adjustments related to the rebranding and the move to the new operations centre in 2003 (EUR 53 mln in operating expenses and EUR 32 mln in net profit).

The adjusted figures (with the percentage change at constant exchange rates) for 2004 can be summarised as follows:

Total revenue	EUR	3,585	mln	(-13.9%)
Operating expenses	EUR	2,031	mln	(+ 1.1%)
Operating result	EUR	1,554	mln	(-27.6%)
Provisioning	EUR	105	mln	(-62.7%)
Taxes	EUR	451	mln	(-30.5%)
Net profit	EUR	999	mln	(-17.9%)

The analysis below refers to these adjusted figures.

Revenues
The 13.9% decrease in the revenues of the BU NA is the result of two divergent developments. The ongoing growth of commercial banking revenues and favourable ALM results led to a 5.8% (or EUR 183 mln) increase in non-mortgage income. Mortgage revenues declined by EUR 827 mln or 66.9% . Mortgage revenues accounted for 10.4% of total revenues in 2004 compared with 27.1% in 2003.

In terms of individual income lines:
-	Net interest revenue increased by 3.9% despite lower volumes of mortgages held for sale (-53.2%). This improvement was due to a lower cost of funding, higher deposit spreads and the growth of the commercial and retail banking average loans outstanding (+1.9% and +35.0% respectively).
-	Net commissions (+10.2%) were underpinned by the growth in commercial banking.
-	Results from financial transactions decreased as a result of lower broker dealer activity. The anticipation of rising interest rates negatively impacted the purchase of bonds by private investors.

-	Other revenues, down by 54.6%, were negatively impacted by the decline in mortgage revenues.

Revenues of the commercial banking activities increased by 11.2% driven by the widening of spreads on deposits, loan growth and higher volumes of sale and securitisation of originated loans (commercial real estate mortgages and financing of small residential projects). The growth of the corporate loan book reached 5.2% on a year-end basis. Committed but undrawn loan facilities increased by 17.4% due to market share gains. The remainder of the commercial portfolio grew at a slower pace (+1.4%) due to larger volumes of loan sales than in 2003.

Revenues of the retail banking activities were up by 3.6% as a result of higher deposit spreads over a larger deposit base and the growth of the consumer loan portfolio. Deposit growth was achieved as a result of customer retention initiatives such as promotional checking account campaigns and the elimination of non-competitive fees. Loan growth was underpinned by the 37.4% increase in home equity lines and a slight pick-up in utilisation rates (now 48.2%) .

As mentioned above, revenues of the mortgage banking activities fell by 66.9% primarily due to the sharp decline in mortgage origination income from USD 988 mln to USD 103 mln. Origination volumes declined to USD 50.5 bln from USD 123.9 bln in 2003 due to a slowdown in refinancing activity. The lower level of origination activity led to an increase in competition. Consequently, origination margins came down, further depressing origination income.

Expenses
Operating expenses were stable as a result of good cost control across business lines. FTEs decreased by 2,197 or 11.4% of total staff following the reduction in mortgage activity.

Operating result
The operating result decreased by 27.6% and the efficiency ratio increased slightly to 56.7%, which is indicative of the expected level. It is worth noting that the operating result of non-mortgage banking activities grew by 25.7% .

Provisioning
Provisioning declined to 18 basis points of average RWA compared with 51 basis points in 2003 as the quality of the commercial loan portfolio improved. Provisioning further benefited from an unusually high level of recoveries in the commercial loan portfolio which accounted for 21 basis points of the total 36 basis points reduction.

Net profit
The underlying growth of the commercial and retail banking franchise, good cost control and low provisioning were able to partly offset the sharp decline in mortgage revenues. Despite a sharper decline in revenues, net profit decreased by EUR 319 mln. The reported net profit declined by EUR 187 mln at the reference exchange rate of 1.11 US dollar per euro. This decrease is in line with our guidance whereby we forecast a full year decrease in net profit of between EUR 150 mln to EUR 250 mln at the reference exchange rate of 1.11 US dollar per euro. Adjusted for all incidental items in both years we are slightly above this guidance.

Fourth quarter 2004 versus third quarter 2004

Please note that all figures in the section below exclude several incidental items. Revenues exclude the gain from the disposal of ERC (EUR 73 mln in revenues and EUR 43 mln in net profit) in the fourth quarter, an addition to the mortgage liability reserve (USD 35 mln in revenues and USD 22 mln in net profit in the fourth quarter compared with USD 49 mln in revenues and USD 31 mln in net profit in the third quarter) and a reserve adjustment on life insurance contracts (EUR 15 mln in revenues and EUR 15 mln in net profit) in the third quarter of 2004. Expenses were negatively impacted by the GSS restructuring charge (EUR 61 mln in operating expenses and EUR 40 mln in net profit) in the fourth quarter and by adjustments of the bonus accrual in both quarters.

The adjusted figures (with the percentage change at constant exchange rates) for the fourth quarter of 2004 can be summarised as follows:

Total revenue	EUR	791	mln (+ 0.6%)
Operating expenses	EUR	484	mln (+ 3.2%)
Operating result	EUR	307	mln (- 3.3%)
Provisioning	EUR	30	mln (+40.7%)
Taxes	EUR	142	mln (+65.2%)
Net profit	EUR	136	mln (- 35.4%)

The analysis below refers to these adjusted figures.

Revenues

Revenues of the BU NA were flat (+0.6%), despite lower ALM results, underpinned by the performance of the commercial and retail banking activities as well as an improvement of mortgage origination margins.

In terms of the individual income lines:
-	Net interest revenue was slightly up primarily due to higher spreads across loan and deposit products and the growth of the commercial loan portfolio. This offset lower volumes of mortgages held for sale.
-	Commissions held up well due to a pick-up in the sale and securitisation of originated loans (commercial real estate mortgages, financing of small residential projects).
-	Results from financial transactions were negatively impacted (-9.1%) by lower ALM results and a decrease in the broker dealer activity.
-	Other revenues were stable despite lower origination volumes, due to an improvement in mortgage origination margins.

In US dollar terms, the revenues of the commercial banking business increased by 7.9% . This development was led by both the transaction-based activities and the relationship banking business. The increase in revenues was driven by greater net interest income due to higher spreads on deposits and loan growth. Fees were up due to higher volumes of sale and securitisation of loans as mentioned above. The corporate loan portfolio grew by 2.0% . The total loan portfolio reached USD 38.6 bln, up 2.6% from the third quarter.

Revenues of the retail banking activities increased by 2.5% in local currency, driven by the growth of home equity lines (+5.7%) and higher commissions. Fees were underpinned by the increase in checking accounts and higher overdraft volumes. Average loans outstanding increased to USD 8.6 bln.

The revenues of mortgage banking increased from USD 33 mln to USD 59 mln due to better origination income despite a 9% decline in origination volumes to USD 9.3 bln. Origination margins improved throughout the quarter and were positive again in December in line with the drop in 30-year mortgage rates which led to increased refinancing activity in the market. Margin developments indicate that the adjustment of market capacity to lower customer demand is slowly taking place.

Expenses
Operating expenses increased slightly (+3.2%) due to higher administrative expenses.

Operating result
The good development of the commercial and retail banking activities, and the partial recovery of mortgage revenues partly offset the increase in expenses. Consequently, the operating result declined by 3.3% and the efficiency ratio increased to 61.2% .

Provisioning
Provisioning amounted to 22 basis points of average RWA, including 19 basis points of recoveries in the commercial banking book.

Net profit
Net profit came down by 16.7% as a result of the increase in operating expenses, provisions and taxes.

Business Unit Brazil

(in millions of euros)	quarterly							year

	Q4 2004	Q3 2004	% change	% change*	Q4 2003	% change	% change*	2004	2003	% change	% change*

Net interest revenue	376	399	(5.8)	(4.5)	348	8.0	11.8	1,514	1,304	16.1	21.4
Net commissions	89	83	7.2	8.4	67	32.8	37.3	317	214	48.1	55.6
Results financial transactions	18	(7)			11	63.6	72.7	8	44	(81.8)	(75.0)
Other revenue	55	37	48.6	51.4	37	48.6	54.1	160	132	21.2	26.5

Total revenue	538	512	5.1	6.4	463	16.2	20.3	1,999	1,694	18.0	23.6
Operating expenses	333	342	(2.6)	(1.5)	326	2.1	5.5	1,298	1,071	21.2	26.7

Operating result	205	170	20.6	22.4	137	49.6	55.5	701	623	12.5	18.3
Provisioning loan losses	49	55	(10.9)	(9.1)	65	(24.6)	(21.5)	226	258	(12.4)	(8.9)

Operating profit before taxes	156	115	35.7	37.4	72	116.7	125.0	475	365	30.1	37.5
Taxes	51	63	(19.0)	(49.2)	0			147	147	0.0	(10.2)

Profit after taxes	105	52	101.9	142.3	72	45.8	79.2	328	218	50.5	69.7
Minority interests	6	10	(40.0)	(40.0)	8	(25.0)	(25.0)	42	12

Net profit	99	42	135.7	185.7	64	54.7	92.2	286	206	38.8	58.3

One-off charge	(2)							(2)
Taxes one-off charge	1							1

Net profit excl. spec. items	100	42	138.1		64	56.3		287	206	39.3

Efficiency ratio	61.9%	66.8%			70.4%			64.9%	63.2%
Idem excl. spec. items	61.5%							64.8%
(* At constant forex rates)

	31 Dec 04	30 Sep 04	% change					31 Dec 04	31 Dec 03	% change

Staff (fte)	26,800	26,317	1.8					26,800	28,160	(4.8)
(in billions of euros)
Risk-weighted assets	9.3	9.2	1.1					9.3	7.8	19.2

Please note that the analysis below is based on calculations at constant exchange rates in order to facilitate comparisons.

Full year 2004 versus full year 2003

Revenues
The revenues of the BU Brazil grew by 23.6% driven by an increase in interest revenues and in commissions. This development is particularly positive given the decrease of the average SELIC rate by around 700 basis points compared to the previous year. Banco Sudameris, consolidated on a full year basis in 2004 compared with two months only in 2003, largely contributed to this revenue growth. In addition, organic growth was very strong on the back of robust loan demand (+25.1%) .

All individual revenue lines were impacted by the consolidation of Banco Sudameris. In addition, the following developments took place:
-	Net interest revenue was underpinned by robust growth of the loan portfolio.
-	Growth in commission income accelerated as a result of an increase in service fees and credit fees, and the discounting of cheques.
-	Results from financial transactions were negatively impacted by lower treasury results.

The retail banking activities were by far the largest contributor to organic growth, underpinned by strong growth in personal loans (+32.8%) and SME loans (+32.6%) and by the increase of service fees. It is noteworthy that the growth of the loan book more than offset the compression of spreads (-15.1%) .

Revenues of the consumer finance activities also held up well as the growth in average consumer loans outstanding (+14.3%) outpaced the reduction in average spreads (-10.8%) . Volume growth was primarily driven by car financing.

Expenses
Operating expenses increased by 26.7% driven by the consolidation of Banco Sudameris for the whole year (compared with two months in 2003), integration costs and higher staff costs. Staff costs were up following the introduction of new collective labour agreements resulting in a 15.4% and a 8.5% increase in salaries in 2003 and 2004 respectively. FTEs decreased by 4.8% due to the integration of Banco Sudameris.

Operating result
The operating result increased by 18.3% and the efficiency ratio by 1.7 percentage points to 64.9% . This performance is very satisfactory considering the combined effects of the contractual increase in staff costs in 2004, the expenses related to the integration of Banco Sudameris and the negative impact of lower inflation and lower interest rates on revenues.

Provisions
Provisions declined from 394 basis points of average RWA to a historical low of 260 basis points. The improvement in macro-economic conditions led to a significant decline in delinquency rates in all segments of the loan portfolio. This development was further enhanced by the upgrading of credit scoring and collection procedures.

Taxes
The effective tax rate decreased from 40.3% to 30.9% due to lower taxes related to the US dollar offshore book caused by a lesser appreciation of the Brazilian real against the US dollar in 2004 compared with 2003.

Net profit
As a result of the combined effect of revenue growth, cost control, decline in provisions and a lower effective tax rate, net profit of the BU Brazil increased by 58.3% .

Fourth quarter 2004 versus third quarter 2004

Revenues
The revenue lines were adjusted for two incidental items, a non-recurring interest revenue item in the third quarter, and a reclassification of interest income into commissions in the fourth quarter of 2004.

Revenues increased by 8.0% driven by higher insurance income, an acceleration of the growth of the retail loan portfolio and stable spreads.

In terms of individual revenue lines:
-	Net interest revenue was stable (-0.9%). Volume growth of the retail loan portfolio was offset by prepayments in the commercial loan book as well as by lower spreads.
-	Commission income was flat (-0.1%). Higher commission income from retail banking activities compensated for the decrease in trade finance transactions in the fourth quarter.
-	Results from financial transactions increased due to better treasury results.
-	Other income was up by 51.4% driven by a seasonal pick-up in insurance sales.

Revenues of the retail banking activities increased by 8.0% due to retail loan growth. Volume growth was equally split between personal loans and SME loans. Spreads were stable. Commission income went up as a result of the fees charged on new loans.

Revenues of the consumer finance activities were up by 3.9% driven by a sharp increase in the production of new loans. Origination activity increased by 10.9% in terms of the number of contracts and by 20.4% in volume terms. Volumes grew on the back of strong car sales in the fourth quarter. New production spreads were stable. Average outstandings increased by 11.2% and the average spread further came down as older assets with higher spreads continued to mature.

The increase of the average SELIC rate by 100 basis points in the fourth quarter of 2004 is expected to keep inflation and consumer demand in check in 2005 which will be the second year in a row of economic expansion with a stable outlook. Business investment and ongoing income growth will support growth in credit demand, albeit at a lower pace than in 2004.

Expenses
 Operating expenses were up by 2.1%, adjusted for the incidental items disclosed in the third quarter, and despite the application of the new collective labour agreement in the fourth quarter. According to the terms of the agreement, an annual salary increase of 8.5% was granted to employees of all banks in Brazil as of 1 October 2004.

Operating result
The operating result increased by 17.9% and the efficiency ratio improved by 3.4 percentage points to 59.7% .. This level is not indicative for 2005 given the investments necessary to sustain the strong growth of the franchise.

Provisioning
Provisioning came down further to 212 basis points of average RWA compared with 248 basis points in the third quarter due to a non-recurring adjustment in the books of Banco Sudameris. Adjusted for this incidental item, provisioning stood at 281 basis points which remains low on a historical basis.

Taxes
The effective tax rate declined from 49.6% to 30.3% due to lower tax charges related to the US dollar offshore book as a result of a lesser depreciation of the US dollar against the Brazilian real than in the third quarter.

Net profit
The combined favourable effects of revenue growth, reduction in costs and provisioning and a lower effective tax rate led to a 117.0% increase in net profit.

Update on the integration of Banco Sudameris
The integration of Banco Sudameris was finalised on 22 October 2004, one year after the acquisition. The migration of systems was conducted without any disruption to clients. The targeted BRL 300 mln annual cost synergies will be effective in 2005.

With the organic growth of the franchise and the acquisition of Banco Sudameris, the BU Brazil has secured a position within the top league of privately owned retail and commercial banks. Based on market share of credit assets, the BU Brazil now ranks third and owns the third largest domestic branch network.

Business Unit New Growth Markets

(in millions of euros)	quarterly							year

	Q4 2004	Q3 2004	% change	% change*	Q4 2003	% change	% change*	2004	2003	% change	% change*

Net interest revenue	59	60	(1.7)	3.3	66	(10.6)	(3.0)	270	244	10.7	18.0
Net commissions	45	45	0.0	4.4	28	60.7	71.4	185	116	59.5	69.8
Results financial transactions	5	4	25.0	25.0	6	(16.7)	(16.7)	24	22	9.1	13.6
Other revenue	35	246	(85.8)	(85.4)	32	9.4	12.5	347	114	204.4	218.4

Total revenue	144	355	(59.4)	(57.7)	132	9.1	15.9	826	496	66.5	76.0
Operating expenses	101	85	18.8	22.4	109	(7.3)	(2.8)	388	365	6.3	11.2

Operating result	43	270	(84.1)	(83.0)	23	87.0	104.3	438	131	234.4	256.5
Provisioning loan losses	17	10	70.0	80.0	6			39	(1)
Value adj. fin. fixed assets	0	0			0			(1)	1

Operating profit before taxes	26	260	(90.0)	(89.2)	17	52.9	64.7	400	131	205.3	225.2
Taxes	3	10	(70.0)	(70.0)	(2)			32	15	113.3	133.3

Profit after taxes	23	250	(90.8)	(90.0)	19	21.1	31.6	368	116	217.2	237.1
Minority interests	(1)	2			(1)			4	9	(55.6)	(55.6)

Net profit	24	248	(90.3)	(89.5)	20	20.0	30.0	364	107	240.2	261.7

Sale Bank of Asia		213						213
One-off charge	(2)							(2)
Taxes one-off charge	1							1

Net profit excl. spec. items	25	35	(28.6)		20	25.0		152	107	42.1

Efficiency ratio	70.1%	23.9%			82.6%			47.0%	73.6%
Idem excl. spec. items	68.8%	59.9%						63.0%
(* At constant forex rates)

	31 Dec 04	30 Sep 04	% change					31 Dec 04	31 Dec 03	% change

Staff (fte)	4,616	4,450	3.7					4,616	6,937	(33.5)
(in billions of euros)
Risk-weighted assets	4.4	4.5	(2.2)					4.4	6.0	(26.7)

The BU NGM showed a strong performance in 2004.

Please note that all figures in the section below exclude the gain from the sale of Bank of Asia (EUR 213 mln in revenues and EUR 213 mln in net profit) and the results of Bank of Asia in 2003 and 2004 and NGM France (transferred to the BU Private Clients), and include the Emerging Growth Markets (EGM) business (transferred from WCS to the BU NGM) as of 1 January 2004.

Full year 2004 versus full year 2003

Revenues increased by 24.0% to EUR 553 mln, driven by an increase in revenues from the activities in Asia (+38%). The increase in revenues from NGM Asia reflects a better performance across all areas, with revenues up by 62% in India, 29% in Greater China and 33% in EGM. The number of customers in India increased by 48% to 937,000 and by 15% in Greater China to 777,000. The number of credit cards in India increased by 88% to 438,000 and in Greater China by 39% to 1,041,000.

In terms of the various revenue lines:
-	Net interest revenue increased by 8.5% due to the increase of RWA (7.3% on a like-for-like basis) and an increase in credit card volumes.
-	Non interest income (commissions in particular) increased by 38.7% due to a strong increase in Asia. This can be explained by the sale of investment products, insurance products and other wealth management/investment products as part of the implementation of the Van Gogh Preferred Banking offer. In addition, growth can be explained by the increase in credit card volumes.

Operating expenses increased by 22.0% to EUR 345 mln, largely due to investments in various businesses in Asia to fund future growth. The number of FTEs in Greater China and India increased by 12% to 1,032 and 8% to 2,037 respectively.

The operating result improved by 27.5% to EUR 208 mln.

Reported provisioning showed a very strong increase, mainly due to the absence in 2004 of the release of provisioning in Bank of Asia reported in 2003. On a like-for-like basis, provisioning increased slightly from EUR 30 mln in 2003 to EUR 36 mln to 2004.

Net profit increased by 29.6% to EUR 137 mln, of which EUR 80 mln was generated by NGM Asia.

Fourth quarter 2004 versus third quarter 2004

Revenues increased by 2.6% to EUR 144 mln in the fourth quarter, mainly due to higher revenues from NGM Asia and NGM Europe.

Operating expenses increased by 20.1% to EUR 101 mln, largely due to investments in various businesses in Europe and Asia to fund future growth. In addition, expenses in Stater (mortgage processing business) increased as a result of investments.

Consequently, the operating result decreased by 23.4% .

Provisioning increased from EUR 10 mln to EUR 17 mln.

Net profit decreased by 32.0% to EUR 24 mln.

Bouwfonds

	quarterly					year

(in millions of euros)	Q4 2004	Q3 2004	% change	Q4 2003	% change	2004	2003	% change

Net interest revenue	108	107	0.9	92	17.4	409	338	21.0
Net commissions	5	(2)		10	(50.0)	19	19	0.0
Other revenue	70	56	25.0	52	34.6	246	190	29.5

Total revenue	183	161	13.7	154	18.8	674	547	23.2
Operating expenses	94	69	36.2	72	30.6	289	247	17.0

Operating result	89	92	(3.3)	82	8.5	385	300	28.3
Provisioning loan losses	14	(3)		6	133.3	12	6	100.0

Operating profit before taxes	75	95	(21.1)	76	(1.3)	373	294	26.9
Taxes	20	32	(37.5)	23	(13.0)	103	98	5.1

Profit after taxes	55	63	(12.7)	53	3.8	270	196	37.8
Minority interests	2	(2)		3		1	2

Net profit	53	65	(18.5)	50	6.0	269	194	38.7

Efficiency ratio	51.4%	42.9%		46.8%		42.9%	45.2%

	31 Dec 04	30 Sep 04	% change			31 Dec 04	31 Dec 03	% change

Staff (fte)	1,608	1,571	2.4			1,608	1,499	7.3
(in billions of euros)
Risk-weighted assets	22.6	22.1	2.3			22.6	19.7	14.7

Full year 2004 versus full year 2003

Revenues
Bouwfonds reported a 23.2% rise in revenues, due to strong performances of its mortgage, property finance and property development activities.

In terms of the various revenue lines:
-	Net interest revenue increased by EUR 71 mln to EUR 409 mln. This was driven by a combination of growth in both the residential mortgage portfolio and the property finance portfolio, and improved margins in residential mortgages. The continued favourable interest rate environment had a positive effect on margins. It also had a positive effect on production through higher levels of refinancing.
-	Other revenues rose 29.5% to EUR 246 mln as a result of higher income from property development activities. This improvement was mainly driven by an increase in the sale of residential properties in the Netherlands and France, and the realisation of profit on a commercial development project in Belgium.

Expenses
Operating expenses were up by EUR 42 mln or 17.0% due to higher administrative expenses and to higher staff costs. The higher staff costs were due to a rise in FTEs to support the growth of the business and to higher bonus accruals related to the improved performance. The rise in administrative expenses was related to higher costs for information technology and costs related to special projects such as the implementation of Basel II.

Operating result
The operating result improved by 28.3% to EUR 385 mln. The efficiency ratio improved 2.3 percentage points to 42.9% . RWA rose 14.7% to EUR 22.6 bln as a result of the strong growth in the mortgage and property finance portfolios. This is partly due to the acquisition of a loan portfolio from Staal Bankiers.

Provisions
Provisions doubled to EUR 12 mln.

Net profit
The improved operating result, in combination with a lower tax charge (due to incidental factors) led to a 38.7% increase in net profit to EUR 269 mln.

Fourth quarter 2004 versus third quarter 2004

Revenues
Revenues increased by 13.7% to EUR 183 mln, mainly due to higher property development revenues.

In terms of the various revenue lines:

-	Net interest revenue was stable at EUR 108 mln.
-	Net commission income went up EUR 7 mln.
-	Other revenue increased to EUR 70 mln as a result of higher revenues from property development.

Expenses
Operating expenses went up by 36.2% to EUR 94 mln. The increase in expenses was broad-based and was largely seasonal in nature. Staff costs increased due to the costs mentioned above for special projects and a 2.4% rise in FTEs to 1,608 FTEs. Bonus accruals increased as they were aligned with the improvement in performance in 2004.

Operating result
The operating result decreased by 3.3% to EUR 89 mln. The efficiency ratio increased by 8.5 percentage points to 51.4% .

Net profit
Net profit decreased by EUR 12 mln to EUR 53 mln.

Recent developments
On 22 November 2004, Bouwfonds announced that it finalised the acquisition of MAB Group BV. The project portfolios in the field of mixed urban projects and commercial property of both entities will be integrated by 1 February 2005. The alliance creates a strong property development organisation with an excellent market position and complementary activities in the fields of living, working and shopping in the Netherlands and various other European countries.

On 5 January 2005, ABN AMRO announced that it received the final 25% of Bouwfonds shares that were still held by Dutch municipal authorities. ABN AMRO now owns all Bouwfonds shares. ABN AMRO also announced that it will exercise its right, on 1 April 2005, to acquire the Bouwfonds cumulative preference shares issued to Dutch municipal authorities and Bank Nederlandse Gemeenten. On that date, ABN AMRO will also gain full legal control of Bouwfonds, in addition to the full economic interest acquired in 2000.

THE WHOLESALE CLIENTS SBU

(in millions of euros)	quarterly							year

	Q4 2004	Q3 2004	% change	% change*	Q4 2003	% change	% change*	2004	2003	% change	% change*

Net interest revenue	346	418	(17.2)	(15.3)	463	(25.3)	(22.9)	1,598	1,906	(16.2)	(13.5)
Net commissions	492	416	18.3	21.9	552	(10.9)	(7.6)	1,776	1,826	(2.7)	(0.5)
Results financial transactions	453	446	1.6	3.1	372	21.8	22.6	1,723	1,372	25.6	25.9
Other revenue	144	66	118.2	127.3	104	38.5	47.1	277	189	46.6	52.4

Total revenue	1,435	1,346	6.6	9.3	1,491	(3.8)	(1.0)	5,374	5,293	1.5	3.5
Operating expenses	1,596	1,094	45.9	49.7	1,210	31.9	35.1	4,827	4,389	10.0	12.0

Operating result	(161)	252			281			547	904	(39.5)	(37.4)
Provisioning loan losses	16	(20)			106	(84.9)	(84.0)	36	399	(91.0)	(91.2)
Value adj. fin. fixed assets	0	3			0			4	2

Operating profit before taxes	(177)	269			175			507	503	0.8	4.8
Taxes	(139)	48			8			(3)	108

Profit after taxes	(38)	221			167			510	395	29.1	35.4
Minority interests	13	0			4			19	8	137.5	137.5

Net profit	(51)	221			163			491	387	26.9	33.3

One-off charge	(381)							(381)
Taxes one-off charge	110							110

Net profit excl. spec. items	220	221	(0.5)		163	35.0		762	387	96.9

Efficiency ratio	111.2%	81.3%			81.2%			89.8%	82.9%
Idem excl. spec. items	84.7%							82.7%
(* At constant forex rates)

	31 Dec 04	30 Sep 04	% change					31 Dec 04	31 Dec 03	% change

Staff (fte)	17,481	17,423	0.3					17,481	17,624	(0.8)
(in billions of euros)
Total assets	313.3	328.0	(4.5)					313.3	249.9	25.4
Risk-weighted assets	73.6	74.8	(1.6)					73.6	61.6	19.5

Full year 2004 versus full year 2003

Please note that all figures in the section below exclude the one-off charge (EUR 381 mln in operating expenses and EUR 271 mln in net profit) of which EUR 275 mln relates to the restructuring of WCS and EUR 106 mln to GSS, the impact of the sale of the prime and professional brokerage businesses and the transfer of the Emerging Growth Markets (EGM) business to the BU NGM as of 1 January 2004, the gain from the sale of the domestic custody business in the fourth quarter of 2004 (EUR 46 mln in revenues and EUR 32 mln in net profit) and the negative impact of the CIDD (Credit Income Deferral for Derivatives) reserve taken in the fourth quarter of 2004 reflecting continuing alignment of the reserving methodology with best market practice (EUR 42 mln in revenues and EUR 29 mln in net profit).

The adjusted figures for 2004 can be summarised as follows:

Total revenue	EUR	5,338	mln	(+ 6.9%)
Operating expenses	EUR	4,422	mln	(+ 6.2%)
Operating result	EUR	916	mln	(+ 10.2%)
Provisioning	EUR	36	mln	(- 90.2%)
Taxes	EUR	104	mln	(+ 14.3%)
Net profit	EUR	754	mln	(+ 107.1%)

The analysis below refers to these adjusted figures.

Revenues
WCS showed an improved performance in 2004 benefiting from a better operating performance and lower provisioning. Revenues increased by 6.9% driven by the substantial revenue growth of the BU Private Equity and the BU Equities on the back of improved market conditions. In addition, the BU Equities benefited from improved client activity.

In terms of the various revenue lines:
-	Net interest revenue declined due to a lower contribution from the BU FM and the BU WoCa. The BU FM was primarily impacted by lower revenues from the Rates Markets business as the flattening yield curve lowered the interest income from the money market banking books. The main reason for the decline in net interest revenue in the BU WoCa was margin compression in Global Trade & Advisory.

-	Net commissions decreased slightly. The BU Equities showed an increase in revenues on the back of better market conditions in 2004. This was offset by lower commission income from the Credit Markets business in the BU FM.
-	The increase in results from financial transactions was driven by improved results from the Portfolio Management Group and the Credit Markets business in the BU FM. In addition, the higher exit gains from the BU Private Equity and the improved trading results in the BU Equities contributed to this increase.

Expenses
Expenses increased by 6.2% . The increase was primarily driven by higher bonus accruals reflecting the improved results of WCS. It should be noted that the total compensation-to-revenue ratio declined year-on-year.

Operating result
The operating result increased by 10.2% to EUR 916 mln.

Provisioning
Provisioning came down significantly to EUR 36 mln from EUR 367 mln due to the improvement of the quality of the loan portfolio and releases and recoveries. In addition, the 2003 provisioning level was impacted by the provision for Parmalat in the fourth quarter of 2003. Provisioning as a percentage of average RWA amounted to 5 basis points in 2004.

Taxes
The effective tax rate came down to 11.9% from 19.7% in 2003. This was primarily driven by the tax free exit gains in the BU Private Equity and tax reliefs in several jurisdictions.

Net profit
Net profit in 2004 increased to EUR 754 mln.

Risk-weighted assets
Risk-weighted assets increased by EUR 12.0 bln to EUR 73.6 bln, primarily due to the growth of the loan portfolio and the termination of two securitisation vehicles in the first quarter of 2004.

Fourth quarter 2004 versus third quarter 2004

Please note that all figures in the section below exclude the one-off charge (EUR 381 mln in operating expenses and EUR 271 mln in net profit) of which EUR 275 mln relates to the restructuring of WCS and EUR 106 mln to GSS, the gain from the sale of the domestic custody business in the fourth quarter of 2004 (EUR 46 mln in revenues and EUR 32 mln in net profit) and the negative impact of the CIDD (Credit Income Deferral for Derivatives) reserve taken in the fourth quarter reflecting continuing alignment of the reserving methodology with best market practice (EUR 42 mln in revenues and EUR 29 mln in net profit).

The adjusted figures for the fourth quarter of 2004 can be summarised as follows:

Total revenue	EUR	1,431	mln	(+6.3%)
Operating expenses	EUR	1,215	mln	(+11.1%)
Operating result	EUR	216	mln	(- 14.3%)
Provisioning	EUR	16	mln	(-180.0%)
Taxes	EUR	-30	mln	(-162.5%)
Net profit	EUR	217	mln	(- 1.8%)

The analysis below refers to these adjusted figures.

Revenues
Revenues in the fourth quarter increased by 6.3%, driven by improved revenues of nearly all BUs.

In terms of the various revenue lines:
-	Net interest revenue was down, mostly due to a lower contribution from the BU FM and the BU WoCa. The decrease in the BU FM was driven by lower interest income from the Rates Markets business due to a lower contribution from money market/repo. The continued softening of the Asian economies and the spread erosion in Brazil led to lower interest income from Global Trade & Advisory in the BU WoCa.
-	Net commission income increased due to the improved contribution of all BUs. The increase in commission income from equity origination and cash equities from the BU Equities and the higher commissions from syndicated loans, asset securitisation and infrastructure capital from the BU FM were particularly notable.
-	Results from financial transactions increased slightly. Higher revenues from the private equity portfolio and improved FX trading results in the BU FM were offset by lower trading income in the other lines of business.

Expenses
Operating expenses increased by 11.1% to EUR 1,215 mln as the bonus accruals were aligned with the improved results in the second half of the year. In addition, administrative expenses went up due to an increase in deal related professional fees.

Operating result
The operating result declined by 14.3% to EUR 216 mln.

Provisions
The provisioning level increased by EUR 36 mln quarter on quarter. Overall the quality of the WCS portfolio, as reflected in our uniform credit rating, continued to improve.

Taxes
The fourth quarter showed a negative tax level of EUR 30 mln primarily due to a substantial tax relief in the US.

Net profit
Net profit declined by 1.8% to EUR 217 mln.

Risk-weighted assets
The amount of RWA decreased by EUR 1.2 bln to EUR 73.6 bln, primarily driven by the impact of currency variations and the use of credit default swaps.

Client Business Units
Client revenues increased by 8.8% to EUR 1,187 mln in the fourth quarter, making it the best quarter in 2004 and represent 83% of total WCS revenues. Increased client activity was reflected by the increased revenue in the BU FM, BU Equities and BU Corporate Finance.

The BU Financial Institutions and Public Sector (FIPS) increased revenues in the fourth quarter helped by a strong flow of high profile capital raising transactions (and in particular bank finance transactions) including lead positions for issues by Aviva, Aegon, Royal Bank of Scotland, Bank Austria, Banesto and Banco Espirito Santo. These transactions helped enable ABN AMRO end the year first in the league table for Financial Institutions Issuance in euros. Revenues from the BU Industrials increased, reflecting a good flow of infrastructure capital transactions and equity financing. The BU Global Specialised Industries (GSI), which combines our Technology, Media & Telecom, Integrated Energy and Healthcare & Chemicals sectors, significantly increased revenues, capitalising on a recovery in the Telecom, Healthcare and Integrated Energy sectors.

Landmark transactions in the fourth quarter included Bacardi’s USD 4.4 bln Grey Goose acquisition in which ABN AMRO acted as mandated lead arranger. We took the leading role in a EUR 535 mln comprehensive financing package arranged for KarstadtQuelle. In addition, ABN AMRO executed the successful USD 2.0 bln IPO of non-3G assets of Hutchison Communications Ltd and acted as financial advisor and sole broker to Warner Chilcott Plc in its GBP 1.6 bln public to private offer from a consortium of private equity groups. Furthermore, ABN AMRO acted as sole financial advisor to Vector Limited for the purchase of Australia Gas Light Company Limited’s 66.05% stake in NGC Holding Limited valued at EUR 481 mln. Inclusive of debt the deal size amounted to EUR 976 mln.

Product Business Units
Compared with the previous quarter, business in the BU FM strengthened further on the back of improved client activity, bringing revenues in line with the strong first quarter. This improvement was primarily due to the better performance of structured products and the higher results in foreign exchange and bond trading. In addition, the contribution from the loan portfolio increased on the back of a number of large and high profile transactions in December. The underlying results of the different product lines were mixed. Credit Markets showed a substantial increase in revenues, primarily due to the strength in infrastructure capital and asset securitisation, outperforming the strong second quarter of the year. Despite the improved performance of bond and derivatives trading, overall revenues from Rates Markets declined. This was primarily driven by the lower contribution of the money market/repo business. Revenues from foreign exchange increased substantially on the back of strong volumes, driven by the pronounced moves in the US dollar.

Adjusted for the gain from the sale of the domestic custody business, revenues in the BU WoCa remained almost stable. Higher income from the futures business on the back of better trading conditions was offset by a lower contribution from Cash Flow Advisory and Global Trade & Advisory. The sale of the domestic custody business to Citigroup, as announced on 18 October 2004, was finalised before year end. Up to completion, the domestic custody business contributed EUR 55 mln in revenues, EUR 45 mln in operating expenses and EUR 7 mln in net profit in 2004.

Revenues from the BU Equities increased. This was primarily driven by an improvement in corporate broking and equity origination revenues following a rise in equity issuance in the fourth quarter. Furthermore, cash equities benefited from higher volumes.

Revenues in the BU Corporate Finance further increased due to a rise in advisory revenues on the back of a strong pipeline.

The performance of the BU Private Equity improved significantly quarter on quarter due to several successful exits in Sweden, France, the United Kingdom and Italy. Net profit increased to EUR 113 mln compared to EUR 73 mln in the third quarter. The total portfolio under management at the end of the fourth quarter amounted to approximately EUR 1.9 bln, with third parties accounting for EUR 140 mln.

Recent developments
In October 2004, WCS implemented a number of changes to simplify the organisation and focus on opportunities for growing wholesale banking revenues through the development of new products and cross product synergies. The simplification has led to the creation of three BUs: Global Clients, Global Markets and WCS Services. As communicated on 16 December 2004, a number of staff changes are being made to reflect this refinement which will lead to a staff reduction of approximately 1,350 FTEs. Approximately 250 new FTEs will be employed to reflect the new business profile, leading to a net reduction of 1,100 FTEs. This led to a gross charge of EUR 275 mln (including a EUR 44 mln charge for fixed assets) in the fourth quarter. The expected cost savings related to the WCS refinement amount to EUR 170 mln per year as of 2007.

THE BU PRIVATE CLIENTS

(in millions of euros)	quarterly							year

	Q4 2004	Q3 2004	% change	% change*	Q4 2003	% change	% change*	2004	2003	% change	% change*

Net interest revenue	103	105	(1.9)	(1.0)	97	6.2	7.2	416	367	13.4	13.9
Net commissions	136	116	17.2	17.2	127	7.1	7.1	531	457	16.2	17.1
Results financial transactions	11	10	10.0	10.0	7	57.1	57.1	44	42	4.8	4.8
Other revenue	39	23	69.6	69.6	26	50.0	50.0	101	71	42.3	42.3

Total revenue	289	254	13.8	14.2	257	12.5	12.8	1,092	937	16.5	17.2
Operating expenses	256	202	26.7	26.7	181	41.4	42.0	853	752	13.4	14.2

Operating result	33	52	(36.5)	(34.6)	76	(56.6)	(56.6)	239	185	29.2	29.2
Provisioning loan losses	0	(1)			1			0	9

Operating profit before taxes	33	53	(37.7)	(35.8)	75	(56.0)	(56.0)	239	176	35.8	35.8
Taxes	9	16	(43.8)	(43.8)	10	(10.0)	(10.0)	67	39	71.8	71.8

Profit after taxes	24	37	(35.1)	(32.4)	65	(63.1)	(63.1)	172	137	25.5	25.5
Minority interests	2	0			1			6	0

Net profit	22	37	(40.5)	(37.8)	64	(65.6)	(65.6)	166	137	21.2	21.2

One-off charge	(56)							(56)
Taxes one-off charge	20							20

Net profit excl. spec. items	58	37	56.8		64	(9.4)		202	137	47.4

Efficiency ratio	88.6%	79.5%			70.4%			78.1%	80.3%
Idem excl. spec. items	69.2%							73.0%
(* At constant forex rates)
	31 Dec 04	30 Sep 04	% change					31 Dec 04	31 Dec 03	% change

Staff (fte)	3,980	4,147	(4.0)					3,980	3,877	2.7
(in billions of euros)
Total assets	17.8	18.0	(1.1)					17.8	16.1	10.6
Risk-weighted assets	7.2	7.2	0.0					7.2	6.0	20.0
Assets under Administration	115	114	0.9					115	102	12.7

The BU Private Clients showed a strong performance in 2004.

Please note that all figures in the section below exclude the GSS restructuring charge (EUR 56 mln in operating expenses and EUR 36 mln in net profit), the restructuring charge in France in the first half of 2003 (EUR 44 mln in operating expenses and EUR 31 mln in net profit) and the transfer of NGM France to PC France and include the results of NGM France in 2003.

Full year 2004 versus full year 2003

Revenues increased by 13.5% to EUR 1,092 mln in 2004 primarily due to the consolidation of BethmannMaffei (BM), a strong performance of PC Netherlands and growth across nearly all other geographic areas.

Operating expenses increased by 5.6% to EUR 797 mln in 2004, driven by the consolidation of BM. Consequently, the operating result increased by 42.2% to EUR 295 mln. The efficiency ratio improved from 78.4% to 73.0%, mainly due to an improvement of the efficiency ratio in PC Germany, reflecting the benefits from the integration of Delbrück (purchased in 2003) and BM into Delbrück Bethmann Maffei.

Net profit increased to EUR 202 mln.

Assets under administration increased from EUR 102 bln at the end of 2003 to EUR 115 bln at the end of 2004, reflecting the effect of the inclusion of BM and an increase in net new assets and higher net asset values due to improved financial markets. The asset mix remained fairly stable with 67% in securities and 33% in cash.

Fourth quarter 2004 versus third quarter 2004

Revenues increased by 13.8%, driven by a strong increase in commissions (+17.2%), reflecting increased sales of specific fund products and seasonal effects. The increase in other income is due to insurance related commissions and fees received from other BUs.

Operating expenses decreased by 1.0%, reflecting strict cost control.

Consequently, the operating result increased by 71.2% to EUR 89 mln and the efficiency ratio improved from 79.5% to 69.2% . Net profit increased by 56.8% to EUR 58 mln.

THE BU ASSET MANAGEMENT

(in millions of euros)	quarterly							year

	Q4 2004	Q3 2004	% change	% change*	Q4 2003	% change	% change*	2004	2003	% change	% change*

Net interest revenue	(1)	2			1			4	4	0.0	25.0
Net commissions	147	131	12.2	16.0	137	7.3	10.9	535	480	11.5	14.8
Results financial transactions	8	3			2			12	5
Other revenue	21	4			2			44	7

Total revenue	175	140	25.0	30.0	142	23.2	28.2	595	496	20.0	23.6
Operating expenses	126	104	21.2	25.0	112	12.5	16.1	442	396	11.6	14.4

Operating result	49	36	36.1	44.4	30	63.3	73.3	153	100	53.0	60.0
Value adj. fin. fixed assets	0	0			0			0	(1)

Operating profit before taxes	49	36	36.1	44.4	30	63.3	73.3	153	101	51.5	58.4
Taxes	16	9	77.8	88.9	7	128.6	142.9	41	29	41.4	48.3

Profit after taxes	33	27	22.2	29.6	23	43.5	52.2	112	72	55.6	62.5
Minority interests	3	2			2			8	4

Net profit	30	25	20.0	28.0	21	42.9	52.4	104	68	52.9	60.3

One-off charge	(1)							(1)

Net profit excl. spec. items	31	25	24.0		21	47.6		105	68	54.4

Efficiency ratio	72.0%	74.3%			78.9%			74.3%	79.8%
Idem excl. spec. items	71.4%							74.1%

(* At constant forex rates)

	31 Dec 04	30 Sep 04	% change					31 Dec 04	31 Dec 03	% change

Staff (fte)	1,919	2,035	(5.7)					1,919	2,124	(9.7)
(in billions of euros)
Assets under Management	161	162	(0.6)					161	156	3.2

Full year 2004 versus full year 2003

Please note that all figures in the section below exclude the gain from the sale of the 401K business in the US (EUR 16 mln in revenues and EUR 10 mln in net profit) in the fourth quarter of 2004.

Revenues
Revenues went up by 16.7% to EUR 579 mln despite the negative effect of the weakening of the US dollar given a significant US dollar revenue stream.

In terms of the various revenue lines:
-	Net commission income rose 11.5% to EUR 535 mln. This improvement was driven by a net inflow of Assets under management (AuM), a shift towards higher margin products and the strengthening of global financial markets.
-	Results from financial transactions increased by EUR 7 mln to EUR 12 mln due to higher results from starting fund investments.
-	Other revenue increased by EUR 21 mln to EUR 28 mln due to the sale of the Czech Pension fund and dividends from participations.

Expenses
Operating expenses increased by EUR 46 mln or 11.6% mainly driven by higher remuneration related to the better performance. Administrative expenses also increased as a result of one-off charges associated with several special projects such as the incorporation of BU AM, efficiency improvement measures, and the discontinuation of the asset management operations in Argentina.

Operating result
The operating result grew strongly by 37.0% to EUR 137 mln. Net profit increased by 36.8% to EUR 93 mln. The efficiency ratio improved by 3.5 percentage points to 76.3% .

Fourth quarter 2004 versus third quarter 2004

Please note that all figures in the section below exclude the gain from the sale of the 401K business in the US (EUR 16 mln in revenues and EUR 10 mln in net profit) in the fourth quarter of 2004.

Revenues

Revenues increased by 13.6% to EUR 159 mln as a result of the receipt of performance related year-end fees.

In terms of the various revenue lines:
-	Net interest income declined by EUR 3 mln to a negative EUR 1 mln as a result of increased funding costs.
-	Net commission income increased by 12.2% to EUR 147 mln as a result of the receipt of performance related year-end fees. It is common that performance fees, which are related to the extent funds and mandates outperform their benchmarks, are paid at the end of the fourth quarter.
-	Results from financial transactions increased EUR 5 mln to EUR 8 mln, partly due to higher results from starting fund investments.
-	Other revenue increased by EUR 1 mln to EUR 5 mln.

Operating expenses
Operating expenses increased by EUR 22 mln to EUR 126 mln as a result of higher remuneration and one-off charges related to measures to improve efficiency. These measures include the incorporation project and the discontinuation of certain activities which resulted in a reduction in the number of FTEs.

Operating result
Consequently the operating result was 8.3% lower at EUR 33 mln. The cost income ratio increased by 4.9 percentage points to 79.2% .

Assets under management
As at 31 December 2004, AuM amounted to EUR 161 bln, which is almost flat compared with the level at the end of the previous quarter. The impact of the US dollar foreign exchange movement across the quarter has been significant. At constant US dollar exchange rates, AuM at the end of the fourth quarter were EUR 4 bln higher and AuM increased by 1.8% to EUR 165 bln. The asset mix remained relatively stable at: 46% equities, 42% fixed income and 12% cash and other. The composition of the mandates remained stable: 51% Institutional Clients, 7% Private Clients and 42% Funds. These AuM figures also include funds under management by our successful multi-manager activities that we hold through Banque de Neuflize Schlumberger Mallet. The BU AM follows a strategy whereby profit growth has a greater focus than growth in AuM. Therefore it is encouraging to see that Artemis, the BU AM’s UK based specialist in active investment products for retail investors, had a very successful year. Artemis more than doubled its operating result and is representing a more important part of the BU AM operations.

Recent developments
On 25 October 2004, the BU AM announced it signed a letter of intent with Equity Trust regarding the sale of ABN AMRO Trust and Management Service Companies. This sale is in line with the BU AM ambition to focus on its core activities. The sale is expected to be completed by the end of the second quarter of 2005.

On 31 December 2004, the BU AM sold the defined contribution pension administration business (401K) in the US to Principal Financial Group. The business was sold after a strategic review, in which it was concluded that the 401K business did not provide a strong strategic fit with the overall strategy of the company. The sale is therefore in line with ABN AMRO’s strategy to concentrate on its core activities.

ABN AMRO created a separate legal entity to encompass all global asset management activities. As at 1 January 2005, the new holding company, ABN AMRO Asset Management Holding N.V. has taken over the shares of the legal entities in which asset management activities are organised. The incorporation generates legal and fiduciary benefits for the BU AM including cost savings, greater transparency in client relations and increased cost control.

CORPORATE CENTRE

(in millions of euros)	quarterly					year

	Q4 2004	Q3 2004	% change	Q4 2003	% change	2004	2003	% change

Net interest revenue	60	78	(23.1)	55	9.1	429	308	39.3
Net commissions	(10)	4		(4)		1	(5)
Results financial transactions	102	66	54.5	100	2.0	336	332	1.2
Other revenue	868	(12)		(3)		1,000	33

Total revenue	1,020	136		148		1,766	668	164.4
Operating expenses	178	38		(52)		326	32

Operating result	842	98		200		1,440	636	126.4
Provisioning loan losses	23	(3)		0		22	41	(46.3)
Value adj. fin. fixed assets	0	0		4		(1)	12

Operating profit before taxes	819	101		196		1,419	583	143.4
Taxes	(56)	30		63		109	179	(39.1)
Profit after taxes	875	71		133		1,310	404	224.3
Minority interests	42	47	(10.6)	62	(32.3)	188	215	(12.6)

Net profit	833	24		71		1,122	189

Sale LeasePlan Corporation	844					844
One-off charge	(177)					(177)
Taxes one-off charge	60					60

Net profit excl. spec. items	106	24		71	49.3	395	189	109.0

	31 Dec 04	30 Sep 04	% change			31 Dec 04	31 Dec 03	% change

Staff (fte)	3,867	3,473	11.3			3,867	1,986	94.7
(in billions of euros)
Total assets	60.1	58.9	2.0			60.1	61.8	(2.8)
Risk-weighted assets	3.7	3.2	15.6			3.7	3.9	(5.1)

Please note that all figures in the section below exclude the gain from the sale of LeasePlan Corporation (EUR 838 mln in revenues and EUR 844 mln in net profit) and the expected cost of buying off the 2005 profit sharing arrangements under the currently negotiated new collective labour agreement in the Netherlands (EUR 177 mln in operating expenses and EUR 117 mln in net profit).

Full year 2004 versus full year 2003

Revenues in the Corporate Centre increased by 38.9% to EUR 928 mln in 2004, mainly due to higher ALM results and the gain on the sale of our stake in Bank Austria (EUR 115 mln).

In terms of the various revenue lines:
-	Net interest revenue increased from EUR 308 mln to EUR 429 mln due to higher ALM results.
-	Other revenue increased from EUR 33 mln to EUR 162 mln due to the gain on the sale of our stake in Bank Austria (EUR 115 mln) and improved results from our stakes in Italy.

Expenses increased from EUR 32 mln to EUR 149 mln, partly due to start up expenses of GSS.

Consequently, the operating result increased by 22.5% to EUR 779 mln. Provisioning decreased due to the absence in 2004 of the 2003 provision for sovereign risk on Argentina. Taxes remained stable at EUR 175 mln in 2004. Consequently net profit increased by 109.0% to EUR 395 mln.

Fourth quarter 2004 versus third quarter 2004

Revenues increased by 33.8% to EUR 182 mln, mainly due to higher US dollar hedge results and improved results from our stakes in Italy.

In terms of the various revenue lines:
-	Results from financial transactions increased by 54.5% due to higher US dollar hedge results.
-	Other income increased by EUR 42 mln to EUR 30 mln due to improved results from our stakes in Italy.

Expenses decreased by EUR 39 mln to EUR 1 mln, mainly due to the release of accrued costs.

Consequently, the operating result increased by 84.7% to EUR 181 mln and net profit increased to EUR 106 mln.

LEASEPLAN CORPORATION

(in millions of euros)	quarterly			year

	Q4 2004	Q3 2004	Q4 2003	2004	2003

Net interest revenue	24	73	71	239	271
Net commissions	15	44	42	144	175
Other revenue	33	93	109	308	367

Total revenue	72	210	222	691	813
Operating expenses	49	140	149	473	556

Operating result	23	70	73	218	257
Provisioning for loan losses	1	4	2	12	10

Operating profit before taxes	22	66	71	206	247
Taxes	5	17	7	52	55

Net profit	17	49	64	154	192

Efficiency ratio	68.1%	66.7%	67.1%	68.5%	68.4%

		30 Sep 04			31 Dec 03

Staff (fte)		7,264			7,221
(in billions of euros)
Total assets		11.3			10.8
Risk-weighted assets		10.7			10.2

As LeasePlan Corporation was sold on 4 November 2004, no further comments are provided.

ABN AMRO announced on 4 November 2004 that it finalised the sale of LeasePlan Corporation to a consortium of investors led by Volkswagen Group. LeasePlan Corporation has been deconsolidated as from 1 November 2004. The agreement for the sale and purchase of LeasePlan Corporation was previously announced on 21 April 2004. Following the completion of the transaction, Volkswagen Group now holds 50% of the shares in LeasePlan Corporation. Two co-investors, the Mubadala Development Company, based in Abu Dhabi, and Olayan Group, based in Saudi Arabia, each own 25%.

DIVIDEND

The 2004 final proposed dividend has been fixed at EUR 0.50 per ordinary share of EUR 0.56 par value each. It will therefore be proposed to the general meeting of shareholders that we will declare a full year dividend of EUR 1.00 per ordinary share, of EUR 0.56 each, for 2004 which is an increase of five euro cents compared with 2003. The final dividend will be payable, at the shareholder's option, either wholly in ordinary shares chargeable to the share premium account or wholly in cash. The ratio of the value of the stock dividend to that of the cash dividend will be determined on Thursday 19 May 2005, after the close of trading on Euronext Amsterdam Exchanges (“Euronext”), based on the volume weighted average price of all ABN AMRO shares traded on Euronext of the last three trading days. The value of the stock dividend will be virtually equal to that of the cash dividend. The new ordinary shares will qualify for dividends from 1 January 2005. The ordinary share will be quoted ex-dividend from Monday 2 May 2005. Shareholders can submit instructions stating whether they opt for dividend payment in cash or in stock from Monday 2 May 2005 to Wednesday 18 May 2005 inclusive. The 2004 final dividend will be payable as from Tuesday 24 May 2004.

It should be noted that, in the long term, it is our intention to adhere to the dividend pay-out ratio of 45% - 50% of net profit.

Looking forward, our reported results will be more volatile under IFRS, but we will strive to at least maintain a stable dividend with the aim of increasing it over time to reflect improved underlying earnings.

Appendix 1

Consolidated income statement 2004
(in millions of euros)

	Q4	Q3			year

	2004	2004	% change	2004	2003	% change

Net interest revenue	2,261	2,447	(7.6)	9,666	9,723	(0.6)

Securities and participating interests	1,083	284		1,620	269

Payment services	360	336	7.1	1,332	1,237	7.7
Insurance	22	22		105	121	(13.2)
Securities	326	343	(5.0)	1,268	1,108	14.4
Asset management and trust funds	244	217	12.4	917	813	12.8
Guarantees	60	47	27.7	215	199	8.0
Leasing	15	44	(65.9)	145	175	(17.1)
Other	210	141	48.9	768	811	(5.3)

Net commissions	1,237	1,150	7.6	4,750	4,464	6.4

Securities	22	70	(68.6)	221	338	(34.6)
Foreign exchange dealing	264	135	95.6	632	671	(5.8)
Derivatives	80	188	(57.4)	677	553	22.4
Other	264	163	62.0	758	431	75.9

Results financial transactions	630	556	13.3	2,288	1,993	14.8

Other revenue	314	302	4.0	1,469	2,344	(37.3)

Total revenue	5,525	4,739	16.6	19,793	18,793	5.3

Staff costs	2,455	1,770	38.7	7,764	7,080	9.7
Other administrative expenses	1,427	1,171	21.9	4,962	4,575	8.5
Depreciation	303	208	45.7	961	930	3.3

Operating expenses	4,185	3,149	32.9	13,687	12,585	8.8
Operating result	1,340	1,590	(15.7)	6,106	6,208	(1.6)
Provisioning for loan losses / FAR	197	107	84.1	653	1,274	(48.7)
Value adjustments to financial fixed assets	0	3		2	16	(87.5)

Operating profit before taxes	1,143	1,480	(22.8)	5,451	4,918	10.8
Taxes	(62)	369		1,071	1,503	(28.7)

Group profit after taxes	1,205	1,111	8.5	4,380	3,415	28.3
Minority interests	68	60	13.3	271	254	6.7

Net profit	1,137	1,051	8.2	4,109	3,161	30.0
Preference share dividend	9	11	(18.2)	43	45	(4.4)

Net profit, available to ordinary shareholders	1,128	1,040	8.5	4,066	3,116	30.5

Earnings per ordinary share of EUR 0.56 (in euros) [1]	0.67	0.62	8.1	2.45	1.94	26.3

Average exchange EUR/USD-rate	1.32	1.22	8.2	1.25	1.14	9.6

[1] Based on the average number of ordinary shares outstanding.

Appendix 2

Consolidated balance sheet as at 31 December 2004
(in millions of euros)

	31 Dec 2004	31 Dec 2003	% change
Assets
Cash	17,794	12,734	39.7
Short-dated government paper	16,578	9,240	79.4
Banks	83,710	58,800	42.4

Loans to public sector	5,967	5,489	8.7
Loans to private sector	233,815	234,776	(0.4)
Professional securities transactions	59,269	56,578	4.8

Loans	299,051	296,843	0.7
Interest-earning securities	133,869	132,041	1.4
Shares	25,852	16,245	59.1
Participating interests	2,309	2,629	(12.2)
Property and equipment	6,798	7,204	(5.6)
Other assets	15,338	16,548	(7.3)
Prepayments and accrued income	7,324	8,153	(10.2)

	608,623	560,437	8.6

Liabilities
Banks	132,732	110,887	19.7

Saving accounts	74,256	73,238	1.4
Deposits and other customer accounts	178,640	168,111	6.3
Professional securities transactions	40,661	48,517	(16.2)

Total client accounts	293,557	289,866	1.3
Debt securities	82,926	71,688	15.7
Other liabilities	43,040	33,207	29.6
Accruals and deferred income	9,776	11,840	(17.4)
Provisions	13,553	11,146	21.6

	575,584	528,634	8.9
Fund for general banking risks	1,149	1,143	0.5
Subordinated liabilities	12,639	13,900	(9.1)

Shareholders' equity	14,972	13,047	14.8
Minority interests	4,279	3,713	15.2

Group equity	19,251	16,760	14.9

Group capital	33,039	31,803	3.9

	608,623	560,437	8.6

Contingent liabilities	46,464	42,838	8.5
Committed facilities	145,092	119,675	21.2

Exchange EUR/USD-rate	1.36	1.26	7.9

Appendix 3

Analysis of private sector loans by SBU
(in billions of euros)

	31 Dec 2004	30 Sep 2004	% change	31 Dec 2003	% change

Consumer & Commercial Clients	171.7	174.4	(1.5)	167.8	2.3
Wholesale Clients	49.6	52.3	(5.2)	43.3	14.5
Private Clients	7.3	7.5	(2.7)	6.7	9.0
Corporate Centre	5.2	5.4	(3.7)	7.7	(32.5)
LeasePlan Corporation		10.3		9.3

Group	233.8	249.9	(6.4)	234.8	(0.4)

Staff
(fte)
	31 Dec 2004	30 Sep 2004	change	31 Dec 2003	change

Consumer & Commercial Clients	70,029	70,376	(347)	77,369	(7,340)
Wholesale Clients	17,481	17,423	58	17,624	(143)
Private Clients	3,980	4,147	(167)	3,877	103
Asset Management	1,919	2,035	(116)	2,124	(205)
Corporate Centre	3,867	3,473	394	1,986	1,881
LeasePlan Corporation		7,264	(7,264)	7,221	(7,221)

Group	97,276	104,718	(7,442)	110,201	(12,925)

Share data
	31 Dec 2004	30 Sep 2003	% change	31 Dec 2003	% change

Number of ordinary shares outstanding (in millions)	1,669.2	1,686.3	(1.0)	1,637.9	1.9
Net asset value per ordinary share (in euros)	8.51	8.40	1.3	7.47	13.9
Number of preference shares (in millions)	1,369.8	1,369.8		362.5

Changes in shareholders' equity
(in millions of euros)
	Cum 2004	Cum 2003

Shareholders' equity as at the beginning of January	13,047	11,081
Retained earnings	3,372	2,461
Exercised options and conversion	50	2
Goodwill	30	(425)
Revaluations and other movements	(337)	374
Change in treasury stock	(513)	6
Addition to / release from pension obligations	(479)	14
Currency translation differences	(198)	(466)

Shareholders' equity as at the end of December	14,972	13,047

Appendix 4

Consolidated quarterly results 2004 / 2003
(in millions of euros)

	2004				2003

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net interest revenue	2,261	2,447	2,574	2,384	2,515	2,559	2,409	2,240
Securities and participating interests	1,083	284	92	161	52	27	51	139
Net commissions	1,237	1,150	1,206	1,157	1,246	1,141	1,057	1,020
Results financial transactions	630	556	450	652	535	519	493	446
Other revenue	314	302	448	405	513	581	578	672

Total revenue	5,525	4,739	4,770	4,759	4,861	4,827	4,588	4,517
Staff costs	2,455	1,770	1,735	1,804	1,888	1,773	1,645	1,774
Other administrative expenses	1,427	1,171	1,220	1,144	1,199	1,197	1,099	1,080
Depreciation	303	208	229	221	246	225	228	231

Operating expenses	4,185	3,149	3,184	3,169	3,333	3,195	2,972	3,085

Operating result	1,340	1,590	1,586	1,590	1,528	1,632	1,616	1,432
Provisioning for loan losses / FAR	197	107	154	195	323	303	305	343
Value adjustments to financial fixed assets	0	3	1	(2)	4	2	0	10
Operating profit before taxes	1,143	1,480	1,431	1,397	1,201	1,327	1,311	1,079
Net profit	1,137	1,051	987	934	857	832	782	690
Net profit for ordinary shareholders	1,128	1,040	975	923	847	820	770	679

Average number of ordinary shares outstanding	1,677.6	1,667.4	1,646.3	1,639.1	1,637.6	1,617.6	1,594.6	1,585.6
(in mln)
Average number of ordinary shares outstanding [1]	1,657.6	1,650.9	1,642.7	1,639.1	1,610.2	1,599.4	1,590.1	1,585.6
(in mln)
Earnings per share [2]	0.67	0.62	0.60	0.56	0.52	0.51	0.48	0.43
Earnings per share diluted [2]	0.67	0.62	0.59	0.56	0.52	0.50	0.48	0.43
Average equity [3]	14,187	13,788	13,248	12,662	11,881	11,321	10,922	10,493
Average equity year to date [3]	13,218	13,202	12,819	12,662	11,243	10,891	10,683	10,493
Return on average equity [2,3]	31.8%	30.2%	29.4%	29.2%	28.5%	29.0%	28.2%	25.9%
Return on average equity year to date [2,3]	30.8%	29.7%	29.6%	29.2%	27.7%	27.8%	27.1%	25.9%
Efficiency ratio	75.7%	66.4%	66.8%	66.6%	68.6%	66.2%	64.8%	68.3%
Efficiency ratio year to date	69.2%	66.6%	66.7%	66.6%	67.0%	66.4%	66.5%	68.3%

	2004				2003

	31 Dec	30 Sep	30 Jun	31 Mar	31 Dec	30 Sep	30 Jun	31 Mar

Core tier 1 ratio	6.39%	6.28%	6.01%	5.91%	5.91%	5.46%	5.24%	4.96%
BIS tier 1 ratio	8.57%	8.50%	8.33%	8.27%	8.15%	7.79%	7.63%	7.40%
BIS capital ratio	11.26%	11.31%	11.32%	11.62%	11.73%	11.42%	11.10%	11.03%
BIS capital base	26,048	27,687	27,246	27,546	26,254	26,366	25,351	25,684
Risk-weighted assets	231,381	244,694	240,775	236,965	223,776	230,900	228,432	232,963

[1]	Year to date.
[2]	Based on the average number of ordinary shares outstanding.
[3]	After profit appropriation and based on equity as determined using rules established by the Council for Annual Reporting (CAR). Previous quarters have been restated.

Appendix 5a

Breakdown income statement fourth quarter 2004
(in millions of euros)

	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	1,729	346	103	(1)	60	24	2,261
Net commissions	457	492	136	147	(10)	15	1,237
Results financial transactions	56	453	11	8	102	0	630
Other revenue	292	144	39	21	868	33	1,397

Total revenue	2,534	1,435	289	175	1,020	72	5,525
Operating expenses	1,980	1,596	256	126	178	49	4,185

Operating result	554	(161)	33	49	842	23	1,340
Provisioning for loan losses	157	16	0	0	23	1	197

Operating profit before taxes	397	(177)	33	49	819	22	1,143
Taxes	103	(139)	9	16	(56)	5	(62)

Profit after taxes	294	(38)	24	33	875	17	1,205
Minority interests	8	13	2	3	42	0	68

Net profit	286	(51)	22	30	833	17	1,137

Efficiency ratio	78.1%	111.2%	88.6%	72.0%		68.1%	75.7%
Staff (fte)	70,029	17,481	3,980	1,919	3,867		97,276
(in billions of euros)
Total assets	216.4	313.3	17.8	1.0	60.1		608.6
Risk-weighted assets	145.7	73.6	7.2	1.2	3.7		231.4

Breakdown income statement third quarter 2004
(in millions of euros)
	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	1,771	418	105	2	78	73	2,447
Net commissions	439	416	116	131	4	44	1,150
Results financial transactions	31	446	10	3	66	0	556
Other revenue	412	66	23	4	(12)	93	586

Total revenue	2,653	1,346	254	140	136	210	4,739
Operating expenses	1,571	1,094	202	104	38	140	3,149

Operating result	1,082	252	52	36	98	70	1,590
Provisioning for loan losses	127	(20)	(1)	0	(3)	4	107
Value adjustments to financial fixed assets	0	3	0	0	0	0	3

Operating profit before taxes	955	269	53	36	101	66	1,480
Taxes	249	48	16	9	30	17	369

Profit after taxes	706	221	37	27	71	49	1,111
Minority interests	11	0	0	2	47	0	60

Net profit	695	221	37	25	24	49	1,051

Efficiency ratio	59.2%	81.3%	79.5%	74.3%		66.7%	66.4%
Staff (fte)	70,376	17,423	4,147	2,035	3,473	7,264	104,718
(in billions of euros)
Total assets	220.6	328.0	18.0	0.7	58.9	11.3	637.5
Risk-weighted assets	148.3	74.8	7.2	0.5	3.2	10.7	244.7

Appendix 5b

Breakdown income statement fourth quarter 2003
(in millions of euros)

	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	1,828	463	97	1	55	71	2,515
Net commissions	392	552	127	137	(4)	42	1,246
Results financial transactions	54	372	7	2	100	0	535
Other revenue	327	104	26	2	(3)	109	565

Total revenue	2,601	1,491	257	142	148	222	4,861
Operating expenses	1,733	1,210	181	112	(52)	149	3,333

Operating result	868	281	76	30	200	73	1,528
Provisioning for loan losses	214	106	1	0	0	2	323
Value adjustments to financial fixed assets	0	0	0	0	4	0	4

Operating profit before taxes	654	175	75	30	196	71	1,201
Taxes	169	8	10	7	63	7	264

Profit after taxes	485	167	65	23	133	64	937
Minority interests	11	4	1	2	62	0	80

Net profit	474	163	64	21	71	64	857

Efficiency ratio	66.6%	81.2%	70.4%	78.9%		67.1%	68.6%
Staff (fte)	77,369	17,624	3,877	2,124	1,986	7,221	110,201
(in billions of euros)
Total assets	220.9	249.9	16.1	0.9	61.8	10.8	560.4
Risk-weighted assets	141.4	61.6	6.0	0.7	3.9	10.2	223.8

Breakdown income statement 2004
(in millions of euros)
	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	6,980	1,598	416	4	429	239	9,666
Net commissions	1,763	1,776	531	535	1	144	4,750
Results financial transactions	173	1,723	44	12	336	0	2,288
Other revenue	1,359	277	101	44	1,000	308	3,089

Total revenue	10,275	5,374	1,092	595	1,766	691	19,793
Operating expenses	6,766	4,827	853	442	326	473	13,687

Operating result	3,509	547	239	153	1,440	218	6,106
Provisioning for loan losses	583	36	0	0	22	12	653
Value adjustments to financial fixed assets	(1)	4	0	0	(1)	0	2

Operating profit before taxes	2,927	507	239	153	1,419	206	5,451
Taxes	805	(3)	67	41	109	52	1,071

Profit after taxes	2,122	510	172	112	1,310	154	4,380
Minority interests	50	19	6	8	188	0	271

Net profit	2,072	491	166	104	1,122	154	4,109

Efficiency ratio	65.8%	89.8%	78.1%	74.3%		68.5%	69.2%

Constant exchange rate and local currency performance

Throughout the above discussion, the financial results and performance compared with the prior period, both in euros and percentage terms, are given in euros. We may also, where deemed significant, explain variances in terms of “constant exchange rates” or “local currency”. Both “constant exchange rates” and “local currency” exclude the effect of currency translation differences and is a non-Dutch GAAP financial measure which, unlike actual growth, cannot be derived directly from the information in the financial statements. “Local currency” performance is measured for single currency volume differences. Management assesses, in part, the underlying performance of our individual businesses by separating foreign exchange translation effects throughout the profit and loss account so as to understand the underlying trend of the business performance. The adjustments relate in particular to the impact of fluctuations in exchange rates used in translating results reported by our Business Units in North America and Brazil in US dollars and Brazilian real into euros, as well as the various currencies making up our Wholesale Clients Strategic Business Unit.

Management believes that the exclusion of these items provides a better understanding of the underlying operational performance of the businesses during such periods. Fluctuations in exchange rates are outside of the control or influence of management and may distort the underlying operating performance of the businesses during the periods under review External stakeholders, such as business analysts, also use these measures.

However, we recognise that these measures should not be used in isolation and, accordingly, we begin with the comparable Dutch GAAP actual growth measures that reflect all the factors that affect our business in the reported performance sections of this release.

Calculation of constant exchange rates and local currency performance

We calculate the comparable constant exchange rates performance by multiplying the local currency volumes over the period to be compared with the average monthly exchange rates of the previous period being compared. For example, the volumes of the year ended 31 December 2004 are multiplied by the average monthly exchange rates of 2003 to compare with the results of 2003 on a constant basis.

The local currency performance is simply the local volumes of a single currency compared with a previous period. For example, the US dollar volumes reported by our North American Business Unit of 2004 compared with 2003.

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

ITEM 2.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Consolidated Ratio of Earnings to Fixed Charges Calculated under Dutch GAAP

	Year Ended December 31,

	2004	2003	2002	2001	2000	1999

	unaudited
	(in EUR millions except ratios)

Excluding Interest on Deposits(1)
Operating Profit before Taxes	5,451	4,918	3,388	4,428	3,825	4,250
Add: Fixed Charges	2,771	2,989	4,153	4,664	5,014	3,902

Earnings before Taxes and Fixed Charges	8,222	7,907	7,541	9,092	8,839	8,152

Fixed Charges	2,771	2,989	4,153	4,664	5,014	3,902

Ratio of Earnings to Fixed Charges	2.97	2.65	1.82	1.95	1.76	2.09

Excluding Interest on Deposits(1)
Fixed Charges as above	2,771	2,989	4,153	4,664	5,014	3,902
Add: Interest on deposits	10,759	10,817	13,372	20,259	22,818	16,483

Total Fixed Charges and Interest on deposits	13,530	13,806	17,525	24,923	27,832	20,385

Earnings before Taxes and Fixed Charges	8,222	7,907	7,541	9,092	8,839	8,152
Add: Interest on deposits	10,759	10,817	13,372	20,259	22,818	16,483

Earnings before Taxes and
Fixed Charges and Interest on deposits	18,981	18,724	20,913	29,351	31,657	24,635

Ratio of Earnings to Fixed Charges	1.40	1.36	1.19	1.18	1.14	1.21

(1) Deposits include Banks and Total customer accounts.